As filed with the Securities and Exchange Commission on August 21, 1996
                                                     Registration No. 333-3581
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                               AMENDMENT NO. 1 TO
                                    FORM S-1
                          Registration Statement Under
                           The Securities Act of 1933



                            ADVANCED FINANCIAL, INC.
             (Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of                       (Primary Standard
incorporation or organization)                    Industrial Classification)
                                                        Code Number)

84-1069415
(IRS Employer Identification No.)

                       5425 Martindale, Shawnee, KS 66218
                               Tel. (913) 441-2466
               (Address, including zip code, and telephone number,
        including area code, or registrant's principal executive offices)


                          Norman L. Peterson, President
                            Advanced Financial, Inc.
                                 5425 Martindale
                                Shawnee, KS 66218
                                 (913) 441-2466

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:

                              Allen G. Reeves, Esq.
                              Allen G. Reeves, P.C.
                             900 Equitable Building
                                 730 17th Street
                                Denver, CO 80202
                                 (303) 534-6278

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box. [   ]

                         CALCULATION OF REGISTRATION FEE

================================================================================
Title of each                        Proposed      Proposed
class of                              maximum       maximum
securities                           offering      aggregate         Amount of
to be                Amount to be    price per      offering       registration
registered           registered        share        price(1)           fee
- --------------------------------------------------------------------------------

Common Stock           1,000,000      $  .50       $ 500,000         $172.40
$.001 par
value(2)

================================================================================

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457, based on the average of the high and low price of the registrant's common stock in the consolidated reporting system on the American Stock Exchange on April 24, 1996.
(2)      Issuable upon exercise of stock options.

     This Registration Statement also covers, pursuant to Rule 416, any additional shares of Common Stock which may become issuable by reason of the anti-dilution provisions of the stock options and Class B Warrants.

                 -----------------------------------------------

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


================================================================================

                             ADVANCED FINANCIAL, INC
                              CROSS REFERENCE SHEET


Form S-1 Item Numbers and Caption                     Heading in Prospectus

1.  Forepart of the Registration Statement and
     Outside Front Cover of Prospectus...........    Cover Page of Form S-1 and
                                                     Cover Page of Prospectus

2.  Inside Front and Outside Back Cover Pages of
     Prospectus..................................    Inside Front and Outside
                                                     Back Cover Pages of
                                                     Prospectus

3.  Summary Information, Risk Factors............    Summary Information and
     and Ratio of Earnings to Fixed Charges          Risk Factors

4.  Use of Proceeds..............................    Cover Page of Prospectus;


5.  Determination of Offering Price..............    Not Applicable

6.  Dilution.....................................    Not Applicable

7.  Selling Security Holders.....................    Selling Stockholders

8.  Plan of Distribution.........................    Cover Page of Prospectus

9.  Description of Securities to be Registered...    Description of Capital
                                                     Stock of the Company

10. Interests of Named Experts and Counsel.......    Legal Matters and Experts

11. Information With Respect To The Registrant....  The Company, Selected
                                                    Financial Data, Manage-
                                                    ment's Discussion and
                                                    Analysis of Results of
                                                    Financial Condition;
                                                    Management; Certain
                                                    Transactions

12. Disclosure of Commission Position on
      Indemnification for Securities
      Act Liabilities.............................  Indemnification

13. Other Expenses of Issuance and Distribution...  Part II

14. Indemnification of Directors and Officers.....  Part II

15. Recent Sales of Unregistered Securities.......  Part II

16. Exhibits and Financial Statement Schedules....  Part II

17. Undertakings..................................  Part II

                                   PROSPECTUS

                                1,000,000 Shares
                                  Common Stock

                            ADVANCED FINANCIAL, INC.

     The 1,000,000 shares of $.001 par value common stock ("Common Stock") of Advanced Financial, Inc. (the "Company") offered hereby are offered by certain shareholders of the Company (the "Selling Shareholders"). See "Selling Shareholders". The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

     The Company's common stock has been traded on the American Stock Exchange since March 29, 1993 under the symbol AVF. On August 7, 1996, the stock had a market price of $1.25.

     The Company has been advised by the Selling Stockholders that the shares may be offered and sold from time to time by or on behalf of the Selling Stockholders, in or through transactions or distributions, (including crosses and block transactions) on the American Stock Exchange at market prices prevailing at the time of sale, or at negotiated prices, and in connection therewith commissions may be paid to brokers. Brokers participating in such transactions may act as agents for the Selling Stockholders. The Selling Stockholders, and any brokers participating in this offering, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by them may be deemed to be underwriting compensation.

                      ------------------------------------

                       THE SHARES OFFERED HEREBY INVOLVE A
                         HIGH DEGREE OF RISK. SEE "RISK
                                    FACTORS".
                     -------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



         The date of this Prospectus is                         , 1996.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith is required to file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Company can be inspected and copied at the Public Reference Room maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549. Copies of this material may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates. Reports, proxy statements and other information concerning the Company can also be inspected at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.

     The Company has filed with the Commission a Registration Statement under the Securities Act of 1933 with respect to the securities offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement certain parts of which are omitted in accordance with the rules of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement including the exhibits. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, where the contract or other document has been filed as an exhibit to the Registration Statement each such statement is qualified in all respects by reference to the applicable document filed with the Commission.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the information that has been incorporated by reference in this Prospectus (other than exhibits). Requests should be directed to the Company at its principal executive offices, 5425 Martindale, Shawnee, Kansas 66218, telephone (913) 441-2466.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere in this Prospectus.

                                   The Company

     Advanced Financial, Inc. (the "Company") is a publicly traded Delaware company formed in June 1988. In July 1990 the principals of the Company recognized an opportunity existed in the mortgage servicing industry due to the collapse of the savings and loan industry. On March 29, 1991 the Company was successful in acquiring Creative Financing, Inc. as a wholly owned subsidiary. In 1992, this subsidiary changed its name to Continental Mortgage, Inc. The name was again changed due to expansion into additional states, to AFI Mortgage, Corp ("AFIM") in November 1994. AFIM is a mortgage banking company servicing approximately $439,000,000 in mortgage loans as of June 30, 1996.

     The Company's common stock has been traded on the American Stock Exchange since March 29, 1993 under the symbol AVF. On August 7, 1996, the stock had a market price of $1.25.

     The Company's principal executive offices are located at 5425 Martindale, Shawnee, Kansas 66218. Its telephone number is (913) 441-2466.

                             Summary Financial Data

     The following summary financial data has been derived from the financial statements of the Company and should be read in conjunction with such financial statements.

                                    Three Months       Three Months       Year Ended      Year Ended
                                       Ended               Ended           March 31        March 31
                                    June 30, 1996      June 30, 1995         1996            1995
                                    -------------      -------------         ----            ----

INCOME STATEMENT DATA:
   Revenues                           $1,662,485         $1,600,195       $ 6,891,328    $ 5,481,199
   Expense                             2,224,615          2,287,549        10,026,555     10,295,464
   Net Loss                          (   562,130)        (  687,354)       (3,184,577)    (3,963,497)
   Weighted Average Shares             3,819,000          3,775,000         3,776,000      3,726,000
   Earnings (loss) per Share         (       .15)        (      .19)       (      .88)    (     1.11)

BALANCE SHEET DATA:

                                            June 30,
                                              1996
                                           -----------
   Total Assets                            $19,680,902
   Total Liabilities                        19,264,703
   Stockholders' Equity                        416,199


                                  RECENT EVENTS

     On February 15, 1996, the Company entered into consulting agreements with Ocean Marketing Corporation, a Colorado corporation; and three Delaware corporations, Cored Capital Corporation, Pyramid Holdings, Inc., and Affiliated Services, Inc. Under the terms of each agreement, the Company is to be provided with financial and public relations services, including advice concerning marketing surveys, investor profile information, methods of expanding investor support and increasing investor awareness of the Company and its products and services. The above named consultants are also to provide services to the Company, including broker relations, assisting in the preparation and format of due diligence meetings, and attendance at conventions and trade shows. The term of each consulting agreement is six months, commencing on February 15, 1996. As compensation for each consultant's services, the Company has granted an option to purchase 250,000 shares of common stock to such consultant at an exercise price of $.50 per share. With respect to options granted to Affiliated Services and Pyramid Holdings, such options expire, if not previously exercised, thirty days after a registration statement covering the shares underlying such options has been declared effective by the Securities and Exchange Commission. None of such options have been exercised as of the date of this Prospectus. Any shares issued upon exercise prior to the effectiveness of such registration statement shall be restricted securities as described in Rule 144 promulgated under the Securities Act of 1933. With respect to options granted to Cored Capital Corporation and Ocean Marketing Corporation, such options were to have expired, if not previously exercised ten days after a registration statement which registered the shares for sale underlying such options was filed with the Securities and Exchange Commission. However, prior to their expiration, the parties mutually agreed to extend the expiration date of such options for an indeterminate period of time. Thereafter, Cored Capital Corporation exercised options on 130,000 shares of common stock and Ocean Marketing Corporation exercised options on 250,000 shares of common stock in June of 1996.

     In January of 1996, the Company defaulted in the payment of its regular quarterly dividend payable on its 10.5% Series B Convertible Preferred Stock. All dividends not paid will accumulate until such time as the Company has determined that its cash flows have improved enough to sufficiently pay the dividend from the cash flow of its operations. The total arrearage is three quarterly payments totaling $117,180 and interest does not accrue on such arrearage.


                                  RISK FACTORS

     The common stock offered hereby involves a high degree of risk, including, but not necessarily limited to the risk factors described below. Each prospective investor should carefully consider the following risk factors inherent in and affecting the business of the Company and this offering before making an investment decision.

     1. Continued Operating Losses. The Company has experienced large operating losses recently. For example, for the three months ended June 30, 1996, the Company incurred a loss before income taxes of $562,130 compared to a loss before income taxes of $687,354 for the three months ended June 30, 1995. Further, in the year ended March 31, 1996, the Company had a loss before income taxes of $3,135,227. During the year ended March 31, 1995, the Company experienced a loss before income taxes of $4,814,265.

While the Company has narrowed its losses and expects to see improvement in cash flow for the fiscal year 1997, there can be no assurance that operating losses will not continue into the foreseeable future. See "Management Discussion and Analysis".

     2. Possible Early Termination of Loan Servicing Fees. The purchase price the Company paid to acquire loan servicing portfolios was based in part on the Company's expectation of the rate that borrowers will make prepayments on these loans. In the event such loans are prepaid, generally either as a result of the re-financing or sale of the property associated with the loan, the loan servicing fees are terminated. In evaluating the price paid for a loan servicing portfolio, the Company generally assumed a prepayment rate of 12 to 30% per annum rather than the historical prepayment rate of 6% to 8% as described above. While the Company believes its valuation process is conservative with respect to prepayment expectations, there is no assurance that prepayments will not exceed expectations, thus lowering yields the Company could expect to receive from its loan servicing portfolios. For example, the Federal National Mortgage Association ("FNMA") has reported that its prepayment rate for loans of similar characteristics as those of the Company had gone from 11% at the start of 1995 to 17% in June of 1996. The rate of prepayment is directly related to the interest rate of the note to be prepaid. The lower the interest rate, the lower the prepayment rate. The Company, as of June 30, 1996, had an average interest rate on loans it serviced of 9.03%. To the extent the Company sells all or a portion of its servicing portfolio to retire related indebtedness or to raise additional capital, it is expected that loan servicing fees would decline as the loan servicing portfolio is liquidated.

     3. Risk of Loan Defaults. The Company cannot generate servicing fees from defaulted loans, since defaulted loans do not generate cash flows. The Company has not seen any unanticipated increase in the default rate associated with its loan servicing portfolios. However, there can be no assurance that the loan default rate will not accelerate, thus increasing the risk that the Company will generate less revenue from its servicing rights, and experience increased costs associated with such loans.

     4. Risks Associated with Changes in Resale Markets and Loss of Status as Approved Servicer. The Company's business depends in part on its ability to sell to investors mortgage loans that it originates or purchases. Accordingly, any significant change in the secondary mortgage market, including the operations, level of activity or underwriting criteria of FNMA or the Federal Home Loan Mortgage Corporation ("FHLMC"), could have an adverse effect on the Company's business and results of operations. In addition, sellers and servicers of mortgage loans held by FNMA and FHLMC must comply with the FNMA and FHLMC seller/servicer guides, including criteria relating to maintaining minimum net worth levels. Recently it was ascertained that the Company's FHLMC principal and interest custodial account was short approximately $680,000. The account is to be funded with proceeds from the sale of the related servicing. The Company has identified approximately $255,000 of such shortage which has been reflected in accounts payable and accrued expenses in the Company's consolidated balance sheet at June 30, 1996. The remaining shortage arose from shortages in the previous servicers' custodial accounts that was transferred to the Company when the servicing rights were purchased from such servicers. The Company has made a claim for approximately $75,000 to FHLMC for penalties and interest and plans to file claims against the previous servicers for the remaining shortage. If the Company is unsuccessful in asserting its claims against previous servicers, the Company would then be required to expense any remaining shortage in an amount of as much as $350,000 depending upon the success of the Company's efforts in asserting such claims. If the Company fails to comply with the seller/servicer guides, its approval as a seller/servicer could be withdrawn and its servicing rights could be transferred to another servicer without compensation to the Company. As of March 31, 1996, the Company fell below the GNMA and FHA net worth guidelines. These agencies have been notified that the Company is not currently in compliance. Normally, such agencies would be expected to send a letter outlining the deficiencies and requiring the Company to submit a plan outlining how the Company expects to come back into compliance with such net worth requirements. To date, the Company has not received any documentation from any of the applicable entities requiring the submission of such a plan. Nevertheless, the Company is currently attempting to raise additional equity capital to come back into compliance with these net worth requirements. If the Company is ultimately unable to meet these net worth requirements, it is likely that the Company will be precluded from doing business with such entities, which could have a negative impact on the ability of the Company to profitably conduct its business. See "Management's Discussion and Analysis or Plan of Operation Financial Position" and "Business - Regulation".

     5. Greater Resources of Competitors. The mortgage banking industry is competitive and competition is based heavily on price. Many of the Company's competitors have greater financial resources than does the Company and consequently may be able to achieve economies of scale that are unavailable to the Company. There is no assurance that the Company will be a successful competitor in its industry.

     6. Risks Associated with Recourse Obligations. A portion of the servicing rights held by the Company relate to mortgage loans sold "with recourse", which means that if a loan serviced by the Company is foreclosed, the Company will be obligated to repurchase the loan from the loan investor, dispose of the property subject to the mortgage and absorb any shortfalls between the unpaid amount of the loan (including interest and expenses) and the sale price of the property. Of the approximately $439,000,000 of mortgage loans serviced by the Company at June 30, 1996, 3.75% were with recourse to the Company. Should the Company's current portfolio of mortgage loans serviced with recourse have an unexpected large level of foreclosures, the Company might be unable to meet its recourse obligation. Furthermore, the Company might experience losses upon foreclosure and ultimate sale of foreclosed properties. As of June 30, 1996, the Company had loss reserves of $280,000 relating to loans sold with recourse servicing. The Company has not set aside any funds in order to cover its potential obligation to repurchase recourse loans. The Company's current policy is to only purchase or retain servicing rights without recourse. However, the Company may change this policy in the future.

     7. Cyclical Nature of the Industry. As a result of its sensitivity to interest rate fluctuations and other economic conditions, the mortgage banking industry tends to experience cycles of greater and lesser activity and profitability. For example, during the mid-1980's, when interest rates declined sharply and the housing market was very strong, the mortgage banking industry experienced significant growth and profitability; during the late 1980's, when interest rates rose and the housing market declined, the mortgage banking industry experienced retrenchment and lower profitability.

     8. Risks Associated with Representations and Warranties Assumed or Made by the Company. When a mortgage loan originator or purchaser sells a mortgage loan to FNMA, FHLMC or private investors, it makes certain representations and warranties relating to the mortgage loan, including representations and warranties as to the compliance by the originator or purchaser with applicable underwriting guidelines. A purchaser of the rights to service the mortgage loan becomes obligated to the investor with respect to the accuracy of these representations and warranties, and, if these representations and warranties are incorrect, the investor may require the servicer to repurchase the mortgage loan. Any loss resulting from a material inaccuracy in the representation or warranty would fall on the servicer. The Company attempts to limit its exposure to this risk through due diligence of mortgage portfolios prior to acquisition and by negotiating appropriate representations and warranties and indemnification from entities from which it acquires mortgage servicing rights. In the ordinary course of business the Company makes representations and warranties to the purchasers of servicing rights and purchasers and insurers of mortgage loans. Any loss resulting from a material inaccuracy in these representations and warranties would fall on the Company. There is no assurance that a breach or breaches of such representations or warranties would not have an adverse effect upon the Company.

     9. Risks Associated with Loan Servicing Rights. The Company typically purchases loan servicing rights; in addition, it may from time to time elect to accept a lower price for loans that it originates in return for selling those loans while retaining the related servicing rights ("servicing retained"). In each such case, the Company's decision is based on its estimate of the market value of the servicing rights purchased or retained, which in turn is based on the estimated present value of future cash flow from such rights. Various events, such as a higher than anticipated rate of default or prepayment on the loans as to which the Company has servicing rights, could adversely affect the value of and earnings from those rights. Many of the events that could have such an effect are likely to be caused by conditions beyond the control of the Company. There is no assurance that the Company's assessment of the value of servicing rights purchased or retained by it will prove to be justified. The Company makes provisions for accelerated prepayment experience from time to time.

     10. Risks Associated with Fluctuating Interest Rates. The Company's operations and the value of its assets are sensitive to interest rate fluctuations in several ways. An increase in interest rates may have an adverse effect on the market value of the Company's fixed rate loan originations and purchases. Conversely, a significant decrease in interest rates could provide an incentive to borrowers to refinance loans as to which the Company has servicing rights, thereby reducing the value of and earnings from those assets. Such financing might be accelerated in the event of a general economic recovery, which could result in, among other things, an increase in the market value of the collateral securing loans and the greater availability of credit. Higher interest rates can have a negative impact on housing markets, reducing the market value of the collateral securing loans in the Company's loan portfolio or with respect to which the Company has a recourse obligation. Fluctuating interest rates may affect the net interest income earned by the Company because the Company typically earns interest income on fixed rate mortgage loans and incurs interest expense on a variable basis. Fluctuations in the prime rate (on which the Company's interest cost is based) may not parallel fluctuations in mortgage interest rates. Although the Company's current policy is to obtain commitments from investors prior to closing loans, thereby diminishing the effect of fluctuating interest rates on its loan portfolio and net interest income, the Company has at various times held, and in the future may hold, a significant amount of uncovered loans.

     11. Dependence on Existing Management. The success of the Company has been dependent upon its existing management, including Norman L. Peterson and William
E. Moffatt. The loss of the services of either of them could have an adverse effect upon the Company if suitable replacements cannot be quickly retained. The Company does not have an employment agreement with Mr. Peterson. See
"Management". The Company has not obtained "key man" life insurance policy on either of these individuals.

     12. Control By Management. The Company's officers and directors currently own approximately 35.1% of the Company's outstanding Common Stock and are in a position to effectively control the Company.

     13. Potential Future Sales Pursuant to Rule 144. Immediately prior to the date of this Prospectus, a total of 1,360,477 shares of the Company's outstanding Common Stock were "restricted securities" as that term is defined under Rule 144 promulgated under the Securities Act of 1933. In general, under Rule 144, a person (or persons whose shares are aggregated) who holds securities which have been outstanding and not owned beneficially by any affiliate of the Company for at least two years may sell within any three month period a number of shares which does not exceed the greater of one percent of the then outstanding shares of Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits the sale of shares by a person who is not an affiliate of the Company and who has satisfied a three-year holding period without any quantity limitation. The Company is unable to predict the effect that sale made under Rule 144 or pursuant to other exemptions under the Securities Act of 1933 may have on the then prevailing market price of the Common Stock. Nonetheless, the possibility exists that the sale of these shares may have a negative effect on the price of the Company's Common Stock in any such market.

     14. Default in Payment of Series B Preferred Stock Dividend. In January of 1996 the Company defaulted in the payment of its quarterly dividend payment on its 10.5% Series B Preferred Stock. Each holder is entitled to a dividend of $.42 per year. The aggregate deficiency in dividend payment is cumulative and must be fully paid or set apart for payment before any dividend can be paid or set apart for payment of any class of common stock of the Company. This default and corresponding cumulation makes it more unlikely that any dividend will be paid on the Company's common stock in the foreseeable future. As of the date of this Prospectus, the total arrearage is three quarterly payments totaling $117,180.

                                 CAPITALIZATION

     The following table sets forth capitalization of the Company as of June 30, 1996. This table should be read in conjunction with the Financial Statements and related notes thereto included elsewhere in this Prospectus.

                                                    June 30, 1996

Long Term Debt                                        $1,465,511

Stockholders' Equity:

  Preferred  Stock,  Series B $.005
  par value,  10,000,000  shares  authorized;
  372,000 shares issued
  and outstanding                                          1,860

  Common Stock $.001 par value -
  25,000,000 shares authorized,
  3,875,476 shares issued and
  outstanding                                              4,256

Additional Paid-In Capital                             8,877,493
Deficit                                               (8,026,065)
Treasury Stock                                        (  441,345)
Total Shareholders' Equity                               416,199
                                                       ---------
Total Capitalization                                  $2,297,909
                                                      ==========


                             SELECTED FINANCIAL DATA

     The selected financial data set forth below, with respect to the Company's statements of operations for the years ended March 31, 1996 and 1995 is derived from financial statements of the Company. The selected financial data, with respect to the Company's statements of operations for the three months ended June 30, 1996 and 1995, and with respect to the Company's balance sheet as of June 30, 1996, is derived from unaudited financial statements of the Company. The unaudited financial statements include all adjustments, consisting only of normal accruals, that the Company considers necessary for a fair representation of the financial position and results of operations for these periods. Operating results for the three months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending March 31, 1997. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto included.

STATEMENT OF OPERATIONS DATA:

                                              Three Months Ended                         Years Ended
                                                    June 30                                March 31
  Revenues:                                 1996                1995                 1996            1995
                                            ----                ----                 ----            ----
Servicing fee income                    $  528,960          $  635,451           $ 2,466,646      $3,293,878
Other fee income                           183,690             236,021             1,009,685         985,759
Gain on sale of mortgage loans             694,112             513,968             2,531,580         515,478
Gain on sale of servicing rights             -0-                99,759                99,759         383,443
Interest income                            240,280             100,953               639,458         204,735
Other income                                15,443              14,043               144,200          97,906
                                         ---------           ---------            ----------       ---------
     Total operating revenues            1,662,485           1,600,195             6,891,328       5,481,199
                                         ---------           ---------            ----------       ---------

Expenses:

Servicing expense                          139,581             313,830             1,420,763       1,285,843
Personnel                                1,019,983             867,581             3,789,712       3,576,031
General and administrative                 398,791             457,558             2,239,103       2,298,834
Interest expense                           222,189             153,301               721,281         485,338
Depreciation and amortization              373,548             450,427             1,485,192       1,860,926
Loss on sale of servicing rights            13,482               -0-                   -0-            -0-
Other                                       57,041              44,852               370,504         788,492
                                         ---------           ---------            ----------      ----------
   Total operating expenses              2,224,615           2,287,549            10,026,555      10,295,464
                                         ---------           ---------            ----------      ----------
Loss before income taxes                 ( 562,130)          (687,354)            (3,135,227)     (4,814,265)

Income tax expense (benefit)                -0-                 -0-                   49,350      (  850,768)
                                         ---------           ---------            ----------       ---------

     Net loss                           $(562,130)          $(687,354)           $(3,184,577)    ( 3,963,497)
                                         ---------           ---------             ---------      ----------

Weighted average shares outstanding      3,819,000           3,775,000             3,776,000       3,726,000
                                         =========           =========            ==========      ==========
Loss per common share                   $(    0.15)         $(    0.19)          $(     0.88)    $(     1.11)
                                          ========            ========             =========       =========


                                                        10

Balance Sheet Data

       Assets                                     JUNE 30, 1996
       ------                                     -------------

Cash and Investments                                    -0-
Mortgage servicing advances
 and accounts receivable                              530,826
Property and equipment, net                         1,645,012
Mortgage loans held for sale                       13,708,717
Mortgage loans held for investment                     87,324
Purchased mortgage servicing rights, net            2,022,119
Other                                               1,686,904
                                                   ----------
Total Assets                                      $19,680,902
                                                   ==========

        Liabilities and Stockholders' Equity
        ------------------------------------

Accounts payable and accrued expenses             $ 2,373,071
Checks outstanding in excess of bank balance          194,537
Notes payable                                      16,338,905
Capitalized lease obligations                         358,190
Total liabilities                                 $19,264,703

Total stockholders' equity                            416,199

Total liability and stockholders' equity          $19,680,902


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

     Advanced Financial, Inc. (the "Company") is a publicly traded Delaware Corporation formed in June 1988. In July 1990 the principals of the Company recognized an opportunity existed in the mortgage servicing industry due to the collapse of the savings and loan industry. On March 29, 1991, the Company was successful in acquiring Creative Financing, Inc. as a wholly owned subsidiary. In 1992, this subsidiary changed its name to Continental Mortgage, Inc. The name was again changed due to expansion into additional states, to AFI Mortgage, Corp. ("AFIM") in November 1994.

         AFIM is a mortgage  banking  company  servicing a principal  balance of approximately $439,000,000 mortgages as of June 30, 1996 and originating approximately $44.4 million in single family housing mortgages for the quarter ended June 30, 1996. AFIM is a full service residential mortgage company and has all approvals needed to service mortgages for the Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corporation (FHLMC) and Government National Mortgage Association (GNMA). Due to the current size of the servicing portfolio, the Company does not believe it is taking advantage of the economies of scale for cost of servicing to maximize the return on its investment in mortgage servicing rights. Also, the current price the Company is receiving from investors for the servicing rights on originated loan production is strong and beneficial to fund the operations of the Company. As a result, the Company has sold approximately $240,000,000 of its current servicing portfolio to be recorded in the second quarter of fiscal 1997, as well as future servicing rights generated from its own originations, to reduce its outstanding debt and related interest expense and to use any additional capital for expansion of its origination operations.

     The Company intends to continue its expansion through the implementation of a convenient, low cost and rate competitive national network known as the Desktop Mortgage Loan Origination System (Desktop). The Company's Desktop installations are primarily targeted at respected residential real estate brokerage offices. This market is targeted due to the fact that current mortgage loan production volume is driven by real estate transactions versus refinancing transactions. However, if the market provides for a decrease in interest rates, an active refinancing market will be established through not only such real estate brokers but the placement of terminals with respected mortgage brokers.

RESULTS OF OPERATIONS
- ---------------------

Quarter Ended June 30, 1996 Compared To The Quarter Ended June 30, 1995
- -----------------------------------------------------------------------

     The Company had net operating revenues of $1,662,485 for the quarter ended June 30, 1996 compared to $1,600,195 for the quarter ended June 30, 1995. Net loss for the quarter ended June 30, 1996 was $562,130 or .15 cents per share primary and fully diluted compared to net loss of $687,354 or .19 cents per share primary and fully diluted for the quarter ended June 30, 1995. Primary earnings per share for the quarter ended June 30, 1995 are calculated after deducting, from net loss, $39,060 paid in preferred stock dividends. No preferred stock dividends were paid in the quarter ended June 30, 1996 but were reflected in the earnings per share calculation.

     The decrease in service fee income to $528,960 for the quarter ended June 30, 1996 from $635,451 for the quarter ended June 30, 1995 reflected the decrease in the servicing portfolio to $439,000,000 at June 30, 1996 from $512,000,000 at June 30, 1995. Also, in the first quarter of fiscal 1996, the Company completed the sale and transfer of approximately $4.6 million in second mortgages. A gain of $99,759 was recognized on the sale in fiscal 1996. In the first quarter of fiscal 1997, the Company completed the sale and transfer of approximately $20 million of loan servicing for a slight loss of $13,482.

     At June 30, 1996, the Company entered into a purchase and sale agreement to sell approximately $240,000,000 of the Company's outstanding servicing portfolio. The related after tax gain of approximately $290,000 will be recognized in the second quarter of fiscal 1997. The actual transfer is also expected to take place during the second quarter of fiscal 1997. The proceeds from the sale are to be used to pay off related indebtedness. The Company continues to evaluate the need to sell its remaining servicing portfolio.

     The decrease in other fee income to $183,690 for the quarter ended June 30, 1996 from $236,021 is also the result of the decrease in the servicing portfolio to $439,000,000 at June 30, 1996 from $512,000,000 at June 30, 1995.

     Gain on sale of mortgage loans for the quarter ended June 30, 1996 was $694,112 compared to a gain on sale of mortgage loans of $513,968 for the quarter ended June 30, 1995. The gain on sale of mortgages is derived through the sale of loans originated and sold to investors, such as FNMA, FHLMC or GNMA as well as private investors. This gain also includes all servicing released premiums, origination fee income and is net of all direct origination expenses. The increase is due to the 35 (average over last 18 months) Desktop terminals that are seasoned with time. For the quarter ended June 30, 1996, the Company closed and funded approximately $44 million of retail loan production compared to $21 million for the quarter ended June 30, 1995. As a result of the capital needed to expand the Desktop product as well as other avenues for originations, substantially all loans are being sold servicing released resulting in a premium paid by the purchaser for these loans of approximately 1.25 percent of unpaid principal balance. The Company expects to see continued increased gains on sale of mortgage loans for fiscal 1997 due to the factors described above. The
Company currently has a $17 million credit facility with BankOne, Texas. The Company also has an uncommitted credit facility with Merrill Lynch on a loan by loan basis. These credit facilities allow the Company to fund originations of mortgage loans as well as fund servicing advances.

     The increase in interest income to $240,280 for the quarter ended June 30, 1996 from $100,953 for the quarter ended June 30, 1995 is due to increased loan production to $44 million from $21 million respectively. The Company also earned interest on its excess compensating balances for the quarter ended June 30, 1996 which were previously used as an earnings credit against the bank analysis fee.

     The Company's total operating expenses for the quarter ended June 30, 1996 were $2,224,615 compared to $2,287,549 for the quarter ended June 30, 1995. Included in the operating expenses for the quarter ended June 30, 1995 was expense relating to the State of Washington operations of $274,000. Effective October 1995, the Company sold its two Washington operations to two independent companies.

     The decrease in servicing expense to $139,581 for the quarter ended June 30, 1996 compared to $313,830 for the quarter ended June 30, 1995 is due to reimbursement of approximately $70,000 from claims filed against errors and omissions insurance for penalties paid by AFIM for delinquent taxes on servicing portfolios transferred to the Company through purchases.

     The increase in personnel to $1,019,983 for quarter ended June 30, 1996 compared to $867,581 for quarter ended June 30, 1995 is due primarily to the personnel costs related to increased production. With increased production and the growth of the Desktop installations anticipated by management during fiscal 1997, a decrease in personnel costs is not anticipated.

     The increase in interest expense to $222,189 for quarter ended June 30, 1996 from $153,301 for quarter ended June 30, 1995 is the result of increased loan production to $44 million from $21 million, respectively. The Company has a banking relationship that provides more favorable warehouse interest rates because of compensating escrow balances from the servicing portfolio. With the sale of a portion of the servicing portfolio, the Company will want to make sure the mortgage loans held for sale are shipped to investors timely for funding to ensure the benefit of the positive spread due to the remaining compensating balances.

     In connection with the acquisition of mortgage servicing rights, the Company capitalizes the price paid for the mortgage servicing rights acquired. The resulting asset is amortized on an accelerated basis and evaluated for impairment on a quarterly basis. Amortization for the quarter ended June 30, 1996 was $202,112 compared to $269,341.

     The Company's servicing portfolio is subject to reduction by normal amortization, by sales of servicing rights, by prepayment or by foreclosure of outstanding loans. The value of the Company's loan servicing portfolio may be adversely affected if mortgage interest rates decline and loan prepayments increase. The value is also adversely affected by unanticipated rates of default. Conversely, as mortgage interest rates increase or as rates of default decrease, the value of the Company's loan servicing portfolio may be positively affected. The weighted average interest rate on the underlying mortgage loans being serviced by the Company at June 30, 1996 was 9.03%. The Company's PMSR's are subject to a great degree of volatility in the event of unanticipated prepayments or defaults. Prepayments or defaults in excess of those anticipated at the time PMSR's are recorded result in decreased future net servicing income. Such decreases in future net servicing income would result in accelerated amortization and/or impairment of PMSRs. The Company's net earnings, future net earnings and liquidity are adversely affected by unanticipated prepayments of the mortgage loans underlying the PMSRs.

     The Company has a net operating loss carryforward for tax purposes of approximately $6.2 million at June 30, 1996. No income tax benefits are recognized for the quarter ended June 30, 1996 or 1995 since a valuation allowance for the same amount would be required under FASB 109. In determining the amount of the valuation allowances, management has relied on a potential tax- planning strategy whereby an unrealized taxable gain in the Company's purchased mortgage servicing rights portfolio could be recognized through the sale of such servicing rights.

Year Ended March 31, 1996 Compared To The Year Ended March 31, 1995
- -------------------------------------------------------------------

     The Company had operating revenues of $6,891,328 for the year ended March 31, 1996 compared to $5,481,199 for the year ended March 31, 1995. Loss before income taxes was $3,135,227 for the year ended March 31, 1996 compared to a loss of $4,814,265 for the year ended March 31, 1995. Net loss for the year ended March 31, 1996 was $3,184,577 or ($.88) per share compared to net loss of $3,963,497 or ($1.11) per share for the year ended March 31, 1995.

     The decrease in the service fee income to $2,466,646 for year ended March 31, 1996 compared to $3,293,878 for the year ended March 31, 1995, reflected the decrease in the servicing portfolio to $481,000,000 at March 31, 1996 from $527,000,000 at March 31, 1995. Also, in the first quarter of fiscal 1996, the Company completed the sale and transfer of approximately $4.6 million in second mortgages. A gain of $99,759 was recognized on the sale in fiscal 1996.

     Gains on sales of mortgage loans for the year ended March 31, 1996 increased significantly to $2,531,580 compared to $515,478 for the year ended March 31, 1995. The gain on sale of mortgages was derived through the sale of loans originated and sold to investors, such as FNMA, FHLMC or GNMA as well as private investors. This gain also include all servicing released premiums, origination fee income and is net of all direct origination expenses. The increase was due to the originations from the 35 (average for the year) Desktop terminals that were in place for the whole year as well as originations from the Washington operation (for the first seven months of fiscal 1996). The Company originated $111 million loans for the year ended March 31, 1996 compared to $36 million for the year ended March 31, 1995. As a result of the capital needed to expand this Desktop product, substantially all loans are being sold servicing released resulting in a premium paid by the purchaser for these loans of approximately 1.25 percent of unpaid principal balance. The Company expected to see continued increased gains on sale of mortgage loans for fiscal 1997 due to the factors described above. The Company currently has a $17 million credit facility with BankOne, Texas. The Company also has an uncommitted credit facility with Merrill Lynch on a loan by loan basis. These credit facilities allow the Company to fund servicing advances and origination of mortgage loans.

     During 1995, certain of the sales of servicing rights represented the remaining servicing rights underlying the participation agreements outstanding of approximately $68,000,000 in unpaid principal balances resulting in a reduction of interest expense of $59,000 as a result of the participation liability being satisfied. In addition, the Company bought back the 75% cash flow participation on $11.6 million of underlying servicing for $79,000. This resulted in a reduction of interest expense for the fiscal year ended 1995 of approximately $41,000.

     The increase in interest income to $639,458 for year ended March 31, 1996 from $204,735 for the year ended March 31, 1995 was due to increased loan production to $111 million in fiscal 1996 from $36 million in fiscal 1995. The Company also earned interest on excess compensating balances in fiscal 1996 which were previously used as an earnings credit against the bank analysis fees.

     The Company's total operating expenses for the year ended March 31, 1996 were $10,026,555 compared to $10,295,464 for the year ended March 31, 1995. The Company had slightly higher operating expenses during the year ended March 31, 1995 than would normally be experienced due to several factors. Effective July 1, 1994, the Company opened mortgage loan production branches with three locations in the State of Washington. The amounts included in operating expenses relating to these operations are approximately $1,093,000 for fiscal 1995. Due to continued losses, the Company ceased its Washington operation in October 1995 resulting in approximately $576,000 in expenses for fiscal year ended 1996. The Company also experienced one time write offs and reserve establishments in the amount of $700,000 for the 1995 fiscal year compared to $193,000 for fiscal 1996 discussed below.

     The increase in servicing expenses to $1,420,763 for year ended March 31, 1996, from $1,285,843 for year ended March 31, 1995, is due to an increase in the foreclosure reserve of approximately $140,000 to adequately reserve for possible losses on loans serviced with recourse.

     Due to increased production of $111 million during fiscal 1996 compared to $36 million in fiscal 1995, interest expense increased to $721,281 for year ended March 31, 1996 compared to $485,338 for year ended March 31, 1995. The Company has a banking relationship that provides more favorable warehouse interest rates because of compensating escrow balances. During the first seven months of fiscal 1996, the average warehouse balance exceeded the compensating balances and therefore, there was a higher interest rate used against loan fundings. To help maintain the interest margin going forward, the Company transferred some additional escrow balances to the lending facility.

     The slight increase in personnel expenses to $3,789,712 for the year ended March 31, 1996, from $3,576,031 is due primarily to the personnel costs related to increased production. With the growth of the Desktop installations anticipated by management during fiscal 1997, a decrease in Desktop personnel costs is not expected. However, due to the sale of the Washington operations, in the third quarter of fiscal 1996, the Company experienced a decrease related to those salaries of approximately $125,000.

     The Company had a loss carry-forward for tax purposes of approximately $5.6 million at March 31, 1996. No income tax benefits are recognized for the year ended March 31, 1996 since a valuation allowance for the same amount would be required under FASB 109. In determining the amount of the valuation allowance, management has relied on a potential tax-planning strategy whereby an unrealized taxable gain in the Company's purchased mortgage servicing rights portfolio could be recognized through the sale of such servicing rights. During the fiscal 1996, the Company wrote the asset down to $440,000 from $490,000 for which management believes that it is more likely than not that this deferred tax asset will be realized. When the servicing sale of approximately $260,000,000 of AFIM's current servicing portfolio is completed, during first quarter of fiscal 1997, this tax asset will be written off the balance sheet.

     The price paid for the mortgage servicing rights acquired is amortized on an accelerated basis and evaluated for impairment on a quarterly basis. Amortization, including impairment charges, for 1996 was $1,105,342 versus $1,442,874 in 1995. The Company reviews its servicing portfolio to determine if adjustments should be made to its amortization schedules or carrying values of its PMSR's due to changes in interest rates, historic prepayment rates, expected prepayment rate and other economic factors. As a result of significant prepayment activity combined with projections of future prepayment activity, the Company recorded additional amortization in 1996 charges of approximately $95,000 related to an adjustment to the carrying value of purchased mortgage servicing rights (PMSRs). As a percentage of PMSRs at the beginning of the year, amortization, including impairment charges, was approximately 31% and 25% for 1996 and 1995, respectively. If the Company was to experience high levels of prepayments, acceleration of amortization, impairment charges or both may be required in the future.

     The Company's servicing portfolio is subject to reduction by normal amortization, by sales of servicing rights, by prepayment or by foreclosure of outstanding loans. The value of the Company's loan servicing portfolio many be adversely affected if mortgage interest rates decline and loan prepayments increase. The value is also adversely affected by unanticipated rates of default. Conversely, as mortgage interest rates increase or as rates of default decrease, the value of the Company's loan servicing portfolio may be positively affected. The weighted average interest rate on the underlying mortgage loans being serviced by the Company as of March 31, 1996, was 9.0%. The Company's PMSRs are subject to a great degree of volatility in the event of unanticipated prepayments or defaults. Prepayments or defaults in excess of those anticipated at the time PMSRs are recorded result in decreased future net servicine income.

Such decreases in future net servicing income would result in accelerated amortization and/or impairment of PMSRs. The Company's net earnings, future net earnings and liquidity are adversely affected by unanticipated prepayments of the mortgage loans underlying its PMSRs.

     The decrease in other expense to $370,504 for year ended March 31, 1996, from $788,492 for year ended March 31, 1995, is due to establishing reserves for REO's and loans held for investment in the amount of $58,000 and for receivables in the amount of $105,000 during fiscal 1995. The Company also had some expenses related to the Washington operations, in fiscal 1995 in addition to those noted above, in the amount of $131,000. As a result of settling a lawsuit with a Phoenix corporation, a receivable in the amount of $62,000 was written off during the fourth quarter of fiscal 1995. The Company also wrote off a $100,000 receivable relating to the second mortgage loans sold during fiscal 1995.

Financial Position
- ------------------

     The Company has seen an increase in its total assets and a decrease in stockholders' equity. The Company's total assets were $19,680,902 at June 30, 1996 compared to $17,313,516 at March 31, 1996. The increase is due primarily to the increase in mortgage loans held for sale at June 30, 1996. Stockholders' equity has decreased to $416,199 at June 30, 1996, from $978,329 at March 31, 1996. The decrease is due to the net loss for the quarter ended June 30, 1996. AFIM's net worth is currently satisfactory for those financial institutions purchasing loans from the Company on a servicing release basis. However, AFIM is not currently in compliance with minimum net worth requirements for GNMA or FHA. AFIM plans to increase the net worth to meet both agency requirements through the sale of a portion of the servicing portfolio as well as through additional stock options issued in accordance with a consulting agreement entered into in February 1996, discussed below. To help preserve the net worth, preferred stock dividends have been suspended until the cash flow of the Company permits payment. The preferred stock carries a $.42 per share annual cumulative dividend. Recently it was ascertained that the Company's FHLMC principal and interest custodial account was short approximately $680,000. The account is to be funded with proceeds from the sale of the related servicing. The Company has identified approximately $255,000 of such shortage which has been reflected in accounts payable and accrued expenses in the Company's consolidated balance sheet at June 30, 1996. The remaining shortage arose from shortages in the previous servicers' custodial accounts that transferred to the Company when the servicing rights were purchased from such servicers. The Company has made a claim for approximately $75,000 to FHLMC for penalties and interest and plans to file claims against the previous servicers for the remaining shortage.

     Management believes that the items noted above will enable the Company to meet its obligations and maintain its financial ratios and balances required by its lenders and investors; however, there are no assurances that the Company will ultimately be able to realize its assets and discharge its liabilities in the normal course of business.

     The mortgage servicing advances and accounts receivable were $530,826 at June 30, 1996, compared to $520,620 at March 31, 1996. The balance is primarily comprised of advances made related to servicing functions. There are some pools in the servicing portfolio that require the servicer to pass on to the investor all principal and interest payments regardless of whether the payment has been collected. If customers are delinquent, an advance is required by the Company. As payments are made by borrowers during the month, the advance is repaid to the Company.

     At June 30, 1996, the Company had a $65,000 outstanding receivable from a related party compared to $190,000 at March 31, 1996. The receivable, which was subsequently collected, resulted from a consulting agreement entered into in February 1996 with four companies. Under the terms of each agreement, the Company is provided with financial and public relations services, including advice concerning marketing surveys, investor profiles and increasing investor awareness of the Company and its products and services. The term of the agreement is six months. As compensation for this service, the Company has granted options to purchase 1,000,000 shares of common stock at $.50 per share. Such options expire in fiscal 1997. The $190,000 is the exercise of the first 380,000 shares.

     The Company had $13,708,717 in mortgage loans held for sale at June 30, 1996 (which were pledged to collateralize the Company's warehouse lines) compared to $10,110,747 at March 31, 1996, which reflects the timing of the sale of the mortgage loans in the secondary market.

     The Company expects its assets to continue to grow as the Company expands its origination business. The Company currently has a $17 million credit facility with BankOne, Texas, and an uncommitted credit facility with Merrill Lynch. As a result, the warehouse lines are in place to accommodate increased loan originations. The BankOne, Texas agreement is up for renewal at August 1996 which time the Company anticipates a review and adjustment of covenants. The Merrill Lynch agreement is an uncommitted line with approval on a loan by loan basis. In fiscal 1996, the Company had a note payable come due of approximately $550,000 secured by a portion of the servicing portfolio currently being sold. Management will repay the note with the proceeds from the sale proceeds. The Company's building note is also up for renewal in fiscal 1997 which Management plans to refinance.

     The net decrease in cash of the Company was $585,643 for the quarter ended June 30, 1996. As the end of fiscal 1996, the Company received proceeds from a loan financing of $750,000. The proceeds were used to pay down a taxes and insurance advance line and pay $50,000 down on a working capital line with BankOne. The Company paid an additional $25,000 down on the working capital line during the quarter ended June 30, 1996. With the increase in originated mortgage loans, the related warehouse line was also increased during the quarter ended June 30, 1996. BankOne will not lend 100% of the outstanding loan balance; therefore, the Company must fund the difference. The Company also paid $93,118 in capital lease payments for the purchase of the IBM AS/400, office furniture and Desktop computers and equipment. During fiscal 1997, the Company expects to generate cash through the additional loan originations, the sale of the servicing portfolio and the raising of capital.

PROSPECTIVE TRENDS
- ------------------

     The Company will continue to develop and implement the latest state-of-the-art technologies that will enhance the Company's operations as well as increase productivity. The Company's Management believes that new technologies will be one of the most significant factors in increasing production volume and reducing costs of originating and servicing mortgage loans. Another important factor will be the strategies used to implement these new technologies. The Company believes its strategy of implementing a convenient, low cost national network of Desktop Mortgage Loan Origination Systems will substantially increase the Company's loan originations and ultimately its servicing portfolio.

     A key technology that the Company implemented in the first quarter of fiscal 1997, is the use of Automated Underwriting. Automated Underwriting is the use of artificial intelligence through computer technology to make underwriting and credit decision on residential mortgage loans. The use of automated underwriting will reduce the time needed to process and underwrite a residential mortgage loan from approximately 30 to 45 days to as few as 5 to 14 days. It will also significantly lower the cost of processing and underwriting those loans since the technology will increase the number of loans processed and underwritten per employee.

     To compliment the Desktop sites, the Company will be recruiting loan originators to set up "net branches". The originator, who will be an employed by AFIM, will be credited all revenues generated from the loan above the Company's par price which will be netted against all the expenses related to the origination site. The Company feels this is another cost efficient method of originating loans in comparison to the traditional retail branch.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
- ----------------------------------------------

     The Company adopted Statement of Financial Accounting Standards No. 114 and 118, "Accounting by Creditors for Impairment of Loan," during the first quarter of fiscal 1996. This statement requires the accounting by creditors for impairment of certain loans. The impact of adopting the statement on the Company's consolidated financial statements was not material.

     The Company adopted Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights, an amendment to FASB Statement No. 65", during the first quarter of fiscal 1997. The statement generally requires entities that sell or securitize loans to retain the mortgage servicing rights to allocate the total cost of mortgage servicing rights to the loan and the related servicing right based on their relative fair values. Costs allocated to mortgage servicing rights should be recognized as a separate asset and amortized over the period of estimated net servicing income and periodically evaluated for impairment based on fair value. The impact of adopting this statement was not material on the Company's 1997 consolidated financial statements since the Company intends on selling primarily all originated loans servicing released during fiscal 1997.

     SFAS No. 125, "Accounting for Transfers and Servicing of financial Assets and Extinguishments of Liabilities" supersedes SFAS No. 122 and will be effective for all transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguished transfers of financial assets that are sales from transfers that are secured borrowings.

     Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial assets. It no longer controls any liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with a pledge of collateral. The adoption of this statement is not expected to have a material effect on the consolidated financial statements.

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long- Lived Assets to be Disposed Of" is required for fiscal year beginning April 1, 1996. The Statement requires that certain long- lived assets be reviewed for impairment when events or circumstances indicates that the carrying amounts of the assets may not be recoverable. If such review indicates that the carrying amount of the assets may not be recoverable. If such review indicates that the carrying amount of an asset exceeds the sum of its expected future cash flows, the asset's carrying value is written down to fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. The impact of adopting this Statement on the Company's consolidated financial statements has not been determined by Management.

     Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," will be adopted by the Company during fiscal year ending March 31, 1997. This statement establishes financial accounting and reporting standards for stock- based employee compensation plans. These plans include all arrangements by which employees receive shares of stock or other equity investments of the employer or where an employer issues its equity instruments to acquire goods and services from nonemployees. This statement will require pro forma disclosures of net income and earnings per share as if a new accounting method based on the estimated fair value of employee stock options had been adopted. The Company has not decided if the optional accounting treatment proposed by SFAS No. 123 will be adopted.


                           PRICE RANGE OF COMMON STOCK

         The Company's common stock has been traded on the American Stock Exchange since March 29, 1993 under the symbol AVF. Prior to that time, the Company's common stock was traded in the over the counter market on NASDAQ under the symbol AVFI. The following table sets forth the 1995 period and the 1996 period closing prices for common stock as reported on the American Stock Exchange. The prices were obtained from the American Stock Exchange and do not include retail mark-ups, mark-downs, or other fees or commissions, and may not represent actual transactions.

1995
- ----
                                            High         Low
                                            ----         ---
Quarter Ended June 30, 1994                $3.31        $2.38
Quarter Ended September 30, 1994            2.50         1.75
Quarter Ended December 31, 1994             1.68         1.06
Quarter Ended March 31, 1995                1.50         1.00

1996
- ----

Quarter Ended June 10, 1995                 1.75          .88
Quarter Ended September 30, 1995            1.56         1.00
Quarter Ended December 31, 1995             1.38          .56
Quarter Ended March 31, 1996                1.38          .69
Quarter Ended June 30, 1996                 1.62         1.00

     At August 7, 1996, the market price of the Company's common stock was $1.25 per share. On such date the Company had 178 holders of record of the Company's common stock and the Company estimates that it has approximately 1,200 beneficial shareholders.

     The Company has not yet paid any cash dividends on its Common Stock to date and, except for the dividend requirements under the Company's issued and outstanding 10.5% Series B Preferred Stock, the Company does not anticipate paying dividends in the foreseeable future. The Company is not subject to any restrictive covenants or agreements which limits its ability to pay dividends. Ultimately, funds for the payment of dividends will be provided by the Company's subsidiaries. While AFI Mortgage Corp. is subject to restrictive covenants in connection with certain of its borrowing arrangements, it is not presently anticipated that such covenants will preclude the Company from paying dividends on the currently issued and outstanding preferred stock. The Company did not pay the 10.5% Series B Stock dividends for the last two quarters of fiscal 1996 due to the cash flow needs for the operation of the Company. The Company will continue to accumulate the preferred dividend until such time as the Company's cash flow improves sufficiently to pay such dividend.


                                    BUSINESS

     Advanced Financial, Inc. (the "Company") is a publicly traded Delaware company formed in June 1988. In July 1990 the principals of the Company recognized an opportunity existed in the mortgage servicing industry due to the collapse of the savings and loan industry. On March 29, 1991 the Company was successful in acquiring Creative Financing, Inc. as a wholly owned subsidiary. In 1992, this subsidiary changed its name to Continental Mortgage, Inc. The name was again changed, due to expansion into additional states, to AFI Mortgage, Corp ("AFIM") in November 1994. AFIM is a mortgage banking company servicing approximately $439,000,000 in mortgages as of June 30, 1996.

     In 1992 the Company completed a 400,000 Unit public offering of its securities and received net proceeds therefrom of $1,265,418. Each Unit consisted of one share of 10.5% Series B Preferred Stock, one Class A Warrant to purchase one share of Common Stock at $3.50 per share and one Class B Warrant to purchase one share of Common Stock at $10.00 per share. This Prospectus covers the shares underlying such Class B Warrants. On October 19, 1993 the Company called for redemption all Class A Warrants resulting in the exercise of 395,990 warrants at $3.50 each (total proceeds of 1,263,732, net of costs). The Company also completed, on March 29, 1993, a public offering of its common stock and raised net proceeds therefrom of $3,510,138. The net proceeds were used primarily to purchase mortgage loan servicing rights.

AFIM'S History
- --------------

     AFIM was founded in February of 1982. Since inception, AFIM has focused on the origination, refinancing and servicing of 1-4 family residential home mortgages. The Company's physical facilities and computer system allows the Company to handle that volume of loans which the Company anticipates it will service and originate in the foreseeable future.

     The Company intends to build on its implementation of a convenient, low cost and rate competitive national network known as the Desktop Mortgage Loan Origination System (Desktop). The Company's Desktop installations are primarily targeted at respected residential real estate brokerage offices. This market is targeted due to the fact that current mortgage loan production volume is driven by real estate transactions versus refinancing transactions. However, if the market provides for a decrease in interest rates an active refinancing market will be established through not only such real estate brokers and the Company's own servicing portfolio but the placement of terminals with respected mortgage brokers, small savings and loan institutions and branch bank locations without a competitive mortgage product.

     As of June 30, 1996, the Company had 35 installations in place for at least 30 days. The Company's philosophy is to manage the loan representatives versus a more common occurrence of control by the real estate broker. The typical lead-time required to interview and hire a loan officer, install the Desktop system and train the respective staff averages 90 days. The Company works with a marketing firm to help target potential real estate offices for application and possible installations. When an application is received, it is reviewed for number of buyer side transactions as well as location to determine those real estate brokers whose business has growth potential. The Company has increased its desktop locations from 12 at March 31, 1995 to 35 at June 30, 1996. Accordingly, the Company anticipates significant growth of mortgage loan origination production during the fiscal 1997 year from the Desktop terminals.

Investment Policies
- -------------------

Investments in Real Estate Mortgages
- ------------------------------------

     The Company invests in real estate mortgages by acting as a loan originator as part of its core business. Primarily all mortgage originations are first mortgages on single family dwellings. For a general description of each type of mortgage activity in which the Company engages, such as origination, servicing and warehousing, and the portfolio turnover rate, see below.

     The Company does not generally invest in securities of or interests in persons primarily engaged in real estate activities. The only real estate owned by or in which the Company has an investment interest is the Company's headquarters building which was developed for the Company and which the Company occupied in June of 1993. The building houses all executive, administrative and servicing functions of the Company.

Properties Owned by the Company
- -------------------------------

     The Company owns the building and land upon which the building sits in fee simple subject to a mortgage in favor of Citizens Bank of Shawnee, Shawnee, Kansas. As of June 30, 1996, the mortgage has a principal balance of $583,745, with a fixed rate of eight percent and is payable monthly with the entire balance due and payable in 1996. The balance may be prepaid at any time without penalty. In March of 1996, the Company borrowed $750,000 and secured the repayment of $350,000 of such borrowings by granting a second mortgage to the lender. In the opinion of management, the property is adequately covered by insurance. The building is utilized entirely by the Company. The federal tax basis of the property is $1,100,000; the property is depreciable for tax purposes at the rate of 3.179% per year; the method of depreciation is straight line; the life of the property for purposes of depreciation is 31.5 years; the real estate tax rate is approximately 13% and the annual real property taxes are approximately $24,000.

Loan Servicing
- --------------

     In the past, the Company serviced substantially all the mortgage loans that it originated or purchased from failed institutions. Currently, substantially all originated mortgage loans are sold servicing released. As a result purchased contracts to service single-family residential mortgage loans originated by other lenders comprise the majority of the Company's mortgage servicing portfolio at June 30, 1996. Servicing includes collecting and remitting loan payments, making advances when required, accounting for principal and interest, holding escrow (impound) funds for payment of taxes and insurance, making inspections of the mortgage premises, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults and generally administering the loans. The Company receives fees for servicing mortgage loans, owned by investors. The fees on the Company's portfolio are calculated on the outstanding principal balances of the loans serviced and are recorded as income when earned. Other fee income consists of ancillary income (late charges, fax fees, insurance commissions, etc.) associated with loan servicing and is recorded as income when collected.

     The Company's servicing portfolio is subject to reduction by normal amortization and by prepayment or foreclosure of loans. In addition, the Company has in the past and will in the future sell a portion of its portfolio of loan servicing rights. For example, the Company sold servicing rights on approximately $93,000,000 and $75,000,000 of mortgage loans from its loan servicing portfolio during fiscal 1995 and 1994, respectively. In general, the decision to buy or sell servicing rights is based upon management's assessment of the Company's cash requirements, the Company's debt to equity ratio and other significant financial ratios, the market value of servicing rights, and the Company's current and future earnings objectives. Currently, the prices the Company is receiving from investors for the servicing rights on originated loan production is strong and beneficial to fund the operations of the Company. As a result, the Company has entered into an agreement to sell approximately $240,000,000 of its current servicing portfolio of $439,000,000. Such sale will be completed in the second quarter of fiscal 1997. In addition, future servicing rights generated from the Company's own loan originations are also being sold to reduce its outstanding debt card related interest expenses and to use any additional capital for expansion of its origination operations.

     In the past, substantially all of the conforming loans (those loans that are conventional loans originated by the Company) have been sold to Federal National Mortgage Association ("FNMA") or Federal Home Loan Mortgage Corporation ("FHLMC") programs on a non-recourse basis, whereby foreclosure losses are generally the responsibility of FNMA and FHLMC, and not the Company. However, currently, all conforming conventional loans and non-conforming loans (loans which do not meet FNMA, FHLMC and GNMA guidelines) originated by the Company are being sold servicing released to private investors on a non-recourse basis. Similarly, the government insured loans serviced by the Company are securitized through the Government National Mortgage Association ("GNMA") , whereby the Company is insured against loss by the Federal Housing Authority ("FHA") or partially guaranteed against loss by the Veterans Administration ("VA").

Servicing Capability
- --------------------

     A nonaffiliated third party provides electronic data processing through the Company's IBM AS/400. Management believes this relationship increases the Company's productivity and reduces its cost of servicing. However, due to the current size of the Company's servicing portfolio, the Company does not believe it is taking advantage of the economies of scale for costs of servicing to maximize the return on its investment in mortgage servicing rights.

Servicing Portfolio Characteristics
- -----------------------------------

     The following table sets forth certain information regarding the Company's servicing portfolio of mortgage loans, including loans held for sale, for the periods indicated:


                                                                        June 30, 1996            March 31, 1996
                                                                        -------------            --------------
                                                                       (000's Omitted)           (000's Omitted)

Composition of Servicing Portfolio at Period End:
   FHA Insured/VA Guaranteed Mortgage Loans......................         $208,979                 $281,500
   Conventional Mortgage Loans...................................          231,724                  198,224
   Second  Mortgages.............................................              402                      857

Delinquent Mortgage Loans and Pending Foreclosures at Period End:

   30 Days......................................................              5.83%                4.47%
   60 Days......................................................              1.18%                .92%
   90 Days or more..............................................               .94%                 .79%
                                                                             -----                 ----
                                               Total Delinquencies            8.56%                6.18%
Foreclosure Pending.............................................               .61%                0.59%



     At June 30, 1996, the delinquency rate had increased to 8.56% from 6.18% at June 30, 1995.

Loan Originations
- -----------------

     In January 1992 the Company expanded its mortgage banking operations to include the ability to refinance mortgage loans. This enhances the Company's servicing portfolio in several ways. It allows the Company to retain a portion of its payoffs as new loans. Previously, the refinanced loans enhanced the value of the Company's portfolio because the new loan had a lower note rate and a longer servicing life. Currently, originated and refinanced mortgage loans are sold servicing released which increases current cashflow and revenues. Also the revenues and earnings provided by the refinancing business allow the Company to diversify its potential revenue producing business away from loan servicing. Between March 31, 1995 and March 31, 1996, the Company originated 1,284 loans with a principal balance of approximately $111,500,000. In addition, in the three month period ended June 30, 1996, the Company originated approximately $44,000,000 in mortgage loans.

     AFIM has developed an important expertise which allows the Company to close new loans in several states through closing agents and title companies without the necessity to invest in branch office overhead. This expertise is now critical in the ability to place Desktop installations in real estate offices nationwide. AFIM believes it is at the forefront of the industry to implement an electronic national network of convenient origination locations with transaction costs well below the traditional branch office approach. All processing and underwriting are centralized at AFIM headquarters. The proprietary system includes core software capabilities which run on a desktop or personal computer. The Company has in-house computer oriented employees trained on the software to perform necessary modifications to software as well as installation of the software.

     The Company believes that in the future it will significantly build its mortgage loan origination volume and ultimately the servicing portfolio utilizing its proprietary Desktop terminals which it is placing in a network of real estate brokerages nationwide. The Company believes it is at the forefront of industry efforts to implement an electronic national network of convenient origination locations with transaction costs well below the traditional branch office approach. The Company believes the electronic origination network is designed to increase convenience for the borrower while also lowering the overall loan origination cost, thereby creating a cost advantage for the Company versus industry peers. AFI also originates loans through retail originators utilizing the Desktop terminals at minimal cost to the Company.

     The system is initially being targeted for placement in real estate brokerage companies with high residential growth, with follow-up strategies to expand to small banks and small mortgage brokers. The system is designed to be operated on-site by an AFIM loan representative with "expert systems" feedback to the borrower, an evaluation of loan balance and repayment options. The loan representative is managed by AFIM instead of the real estate broker which management believes is rather unique to the industry philosophy. The information is electronically transmitted by modem to AFIM where the actual processing and underwriting is performed. The system offers the convenience of one stop shopping for the home buyer in addition to productivity advantages for the agents. The "Step Pre-Approval Process" provides the potential home buyer with a formal written pre-approval for a monthly mortgage payment based on the application in approximately 48 hours. This allows the home buyer and real estate agent the advantage of knowing financing opportunities prior to the negotiation of a potential contract.

     In October 1994, the Company entered into a marketing agreement with Advanced Realty Assistance Corporation, an unrelated Company located in Clearwater Florida, to place the Desktop terminals in real estate brokerages throughout the country.

     As another method of increasing mortgage loan originations, in July 1994 the Company began mortgage production operations in the State of Washington. The Company opened operations by hiring some of the staff of a Seattle area mortgage broker. The Company's Desktop terminals have been installed in two offices as a means of enhancing operating efficiencies. The predecessor organization developed an active business in non-conforming loan originations which do not meet industry standard credit, loan to value, or other criteria. Due to this loan status, most yields are higher, making a strong market for purchase by private investors. During the fifteen months of operation, the Washington operation originated 474 loans with a principal balance of $42,221,000. Effective October of 1995, the Company sold its two Washington operations to two independent companies.

Loan Processing
- ---------------

     In connection with the origination of each loan, the Company processes the loan application, prepares mortgage documentation, conducts credit checks, has the property valued by appraisers and funds the loan. Loan applications must be approved by the Company's underwriting department for compliance with underwriting criteria, including the loan-to-value ratio, borrower's income qualification and necessary insurance. After approval, the Company's current policy is to obtain commitments from investors to purchase substantially every loan to be originated by the Company. Most all of the Company's current investors, including FNMA and FHLMC, do not review individual loan files prior to issuance of commitments to purchase loans.

     Once a commitment is in place and the Company has agreed to the terms of the loan with the borrower, the loan is then closed by a third party. The loan is then sold by the Company to the investor and the servicing is either kept or released depending on the commitment agreed upon with the investor.

     The Company's current 20,000 square foot facility will have sufficient capacity for the employees needed for the anticipated near term production increases with room to grow in to the fiscal year 1997.

Types of Loans
- --------------

     Approximately half of the loans serviced by the Company are conventional loans. The Company emphasizes the origination and purchase of "conforming" loans, which are conventional loans having principal amounts within the maximum amounts eligible for sale to FNMA and FHLMC (currently $203,150 for a one-family property) and which otherwise comply with FNMA and FHLMC requirements. The Company also originates and purchases "jumbo" loans (conventional loans that exceed the maximum amounts qualifying for sale to FNMA or FHLMC but that otherwise generally comply with FNMA or FHLMC requirements) and other loans that do not comply with FNMA or FHLMC requirements but that do comply with requirements for sale to private investors. It is the Company's policy to obtain a title insurance policy on every mortgage loan. In addition, substantially all of the Company's originated loans are first mortgage loans. During the fourth quarter of fiscal 1995, the Company did introduce a second mortgage loan program for which the originated loans will be sold to private investors.

Markets and Competition
- -----------------------

     Through the National Mortgage News, the Mortgage Bankers Association estimates that mortgage loan originations for calendar year 1995 to reach $654 billion and $765 billion for calendar year 1996. The loan origination market share is somewhat diversified with several large players and many small players. As a whole, the industry is incorporating technology and pursuing point of sale strategies to generate mortgage loan originations. The Company believes that it is more technologically advanced than most of its peers with the exception of a few of the largest industry players. The Company also believes that its strategy for implementing its technology and strategy for point of sale originations is unique and will allow it to compete even with its largest competitors.

Regulation
- ----------

     The Company's mortgage banking business is subject to the rules and regulations of FHA, VA, FNMA, FHLMC and GNMA with respect to originating, processing, selling, and servicing mortgage loans. Those rules and regulations, among other things, prohibit discrimination, provide for inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts, and with respect to VA loans, fix maximum interest rates. Moreover, FHA lenders such as the Company are required annually to submit to the Federal Housing Commissioner audited financial statements. FNMA, FHLMC and GNMA require the maintenance of specified minimum net worth levels (which vary depending on the amount of the portfolio serviced by the Company). As of March 31, 1996, the Company had fallen below the minimum net worth requirements of GNMA and FHA and is attempting to raise additional equity capital so as to come into compliance with these net worth requirements. The Company is subject to examination by the Federal Housing Commissioner at all times to assure compliance with the FHA regulations, policies and procedures. Mortgage origination activities are subject to the Equal Credit Opportunity Act, Federal Truth-in-Lending Act and the Real Estate Settlement Procedures Act and the regulations promulgated thereunder which prohibit discrimination and require the disclosure of certain basic information to mortgagors concerning credit and settlement costs.

     Additionally, there are various state laws and regulations affecting the Company's mortgage banking operations. The Company is licensed as a mortgage banker or retail installment lender in those states in which it does business that requires such a license.

     Conventional mortgage operations may also be subject to state usury statutes. FHA and VA loans are exempt from the effect of such statutes. Portfolios purchased from RTC historically have had higher delinquency rates. This has increased the delinquency rates of AFIM's servicing portfolio. Most investors, in particular FNMA, FHLMC, and GNMA, have very specific requirements regarding delinquencies. Once the servicer reaches those thresholds the servicer is required to reduce their delinquency percentage before any additional acquisitions will be approved by the affected investor. The Company has no such restrictions by any investor on the purchase and transfer of servicing.

     Higher delinquency ratios may adversely affect the Company's cash flow and profitability. Higher delinquency rates, depending on the type of loans being serviced, may require the Company to continue to pass through principal and interest payments to the investor owning the loan. Although recoverable, this would require the Company to use its cash to advance such payments. The Company currently has in place $500,000 of financing available to make such advances.

     Higher delinquency ratios also require additional personnel to administer collection procedures which increases its cost of servicing.

Other Operations
- ----------------

     On July 1, 1994, the Company purchased for $10,000 the outstanding shares of Network Appraisal Associates, Inc. (Network). Network was previously an unrelated appraisal company providing services to AFI branch offices and other mortgage banking companies in the Northwest region. The operations of Network have been included in the consolidated financial statements for fiscal 1995 but were not material to these statements. However, in the first quarter of fiscal 1996, the Company made the economic decision to discontinue operations of Network.

     On August 1, 1994, the Company purchased 100% of the stock of Century Real Estate of Lincoln, Nebraska. The acquisition was planned as a short term investment which allowed for deployment of some of the first Desktop terminals in a closely monitored real estate brokerage environment. Effective December 20, 1994, the Company sold this temporary investment in Century and concurrently through a stock exchange purchased 10% of the real estate brokerage company which purchased Century. The combination of Century and the acquiring real estate brokerage created the largest real estate brokerage in the Lincoln, Nebraska market. Also, as part of the sale, AFI has the right to install its Desktop Mortgage Loan Origination system in all four of the real estate offices in the Lincoln area.

Employees
- ---------

     The Company currently has 65 employees in its originations area, 17 in its servicing area and 16 in its administrative and finance area. The servicing division has a key employee, with 20 years experience and an additional 10 employees with 5 to 10 years experience.

Legal Proceedings
- -----------------

     In March, 1994, the Company was named as a co-defendant in a lawsuit filed by two former officers of the Company. The lawsuit, filed in the United States District Court for the District of Nebraska, alleges that the Company violated securities laws, delaying the ability of these former officers from selling common stock of the Company owned by them, resulting in alleged losses of $300,000. The validity of the stock owned by these plaintiffs is the subject of concurrent litigation pending in the state court in Omaha, Nebraska. The parties to the litigation are currently negotiating the terms of a proposed settlement. No definitive settlement has been agreed upon.

Facilities
- ----------

     The only type of real estate in which the Company has invested is the office building described above. The Company manages its own property and the financing of said property is as described above. The Company has not adopted any policies which would limit the number or amount of mortgages which may be placed on any piece of property owned by the Company. The Company presently has no plans to purchase or invest in real estate except for its headquarters building as described above. There are no limitations on the percentage of assets of the Company which may be invested in any one investment, or type of investment. Any investment policy of the Company may be changed without a vote of security holders.


                                   MANAGEMENT

Officers and Directors

         The following sets forth certain information with respect to the officers and directors of the Company.

         NAME                     AGE                      POSITION

Norman L. Peterson                55                  Chairman of the Board,
                                                      Treasurer, Director

William E. Moffatt                43                  President and
                                                      President of AFI
                                                      Mortgage Corp.

William B. Morris                 38                  Secretary, Director

Steven J. Peterson                 29                 Sr. Vice President,
                                                      Director

Mark J. Peterson                   33                 Vice President,
                                                      Director

Deborah K. Towery                  33                 Chief Financial
                                                      Officer

Thomas S. Lilley                   45                 Director


James L. Mullin, II                31                 Director


Patrick E. Elgert                  47                 Director

Thomas G. Schleich                 35                 Director


     The directors of the Company are elected to hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified. Officers of the Company are elected by the Board of Directors and hold office until their successors are elected and qualified. The Company currently has a standing audit committee of its Board of Directors. All persons who were directors during the year ended March 31, 1996 attended at least 75% of all the meetings.

     Norman L. Peterson. Mr. Peterson has been an officer and director of the Company since June, 1988. Mr. Peterson is, and has been since 1984, president of Peterson and Sons Holding Company, a financial consulting company. From 1982 to 1984, he invested in and operated several small businesses in Lincoln, Nebraska. From 1979 to 1980 he founded, operated and then sold a company that collected accounts receivables. From 1974 to 1979, he was a senior officer, director and stockholder of the holding company that owned Platte Valley Bank and Trust Company. From 1963 to 1973, he was employed by Lincoln Production Credit Association where he was a branch manager from 1966 to 1973.

     William B. Morris. From 1991 to the present, Mr. Morris has been Secretary, Treasurer and a Director of the Company and has also been involved in a partnership with Mr. Norman L. Peterson, under the name Lancaster Partners, to consult with small to mid- sized companies on raising capital and becoming publicly traded. From 1984 to 1989, Mr. Morris was an account executive at the investment banking firm of Stuart James & Company, and from 1983 to 1984 Mr. Morris was an account executive at the venture capital brokerage firm R.B. Marich, Inc. in Denver, Colorado.

     Steven J. Peterson. Mr. Peterson attended Rice University where he received a Master of Business Administration in May, 1992. In 1989, he graduated Magna Cum Laude from Nebraska Wesleyan University with a Bachelor of Science degree in finance. From 1989 to the present, he has served as secretary/treasurer for Peterson & Sons Holding Company, a family owned company. In 1990, Mr. Peterson was the principal director of a small retail brokerage operation. Mr. Peterson has been a director of Continental Mortgage, Inc. since graduating from Rice. He is the son of Norman L. Peterson.

     Deborah K. Towery. Ms. Towery graduated from Auburn University in 1985 with a B.S. degree in Business Administration and became a Certified Public Accountant in 1986. From 1993 to present she has been the Chief Financial Officer for the Company. From 1992 to 1993, she was a financial analyst for Midland Loan Services, LP and previously was the Chief Financial Officer for South Trust Mobile Services, Inc. (wholly-owned subsidiary of SouthTrust Bank of Alabama). From 1985 through 1989, she worked for KPMG Peat Marwick, in Birmingham, Alabama, as an incharge auditor and manager.

     Mark J. Peterson. Mr. Peterson attended law school at the University of Nebraska where he graduated with a Juris Doctorate in May, 1988. He earned a Bachelor of Science degree from Nebraska Wesleyan University in 1985. Mr. Peterson worked part-time as a law clerk and is now an associate with the law firm of Erickson & Sederstrom, P.C. in Omaha, Nebraska. Mr. Peterson is the son of Norman L. Peterson.

     Thomas S. Lilley. Mr. Lilley joined the Company in 1992 with 20 years experience in the banking business. Most recently Mr. Lilley was employed by First National Bank of Shawnee where he was Chief Financial Officer. He is experienced in the areas of portfolio management, asset/liability management, and personnel management. Mr. Lilley earned a Bachelor of Science degree in Biology/PreDental, with equivalent minors in Journalism, Chemistry, and Spanish from Baker University.

     James L. (Lenny) Mullin, II. Mr. Mullin graduated from Emporia State University with a degree in speech communication in 1986. Since 1986 he has been continuously involved in real estate in Kansas City. He is a land developer, home builder and real estate broker. He has extensive holdings in residential rental property that he also manages. He is a member of the National Association of Realtors, Kansas Association of Realtors, Johnson County Board of Realtors, National Association of Homebuilders, and the Greater Kansas Homebuilders Association.

     Patrick E. Elgert. Mr. Elgert graduated from the University of Nebraska in 1971 with a Business Degree. Mr. Elgert was a Senior Vice President with the Company from 1994 to 1996. From 1990 to the 1994 Mr. Elgert was President and Co-Owner of Coldwell Banker Century Realty in Lincoln, Nebraska and from 1986 to 1990 he was involved in real estate development and insurance. From 1976 to 1981, he was Vice President of Columbus Federal Savings and Loan, where he was responsible for development of the Retail Mortgage Division. From 1971 to 1976, he was Vice President of State Federal Savings & Loan and was responsible for mortgage loan originations and Branch Manager.

     Thomas G. Schleich. Mr. Schleich graduated from Nebraska Wesleyan University in 1985 with a B.S. degree in Business Administration. He graduated from the University of Nebraska law school in 1988 with a J.D. degree. From 1989 to 1993 he was president of Commercial Investment Properties in Lincoln, Nebraska. From 1993 to the present he has been the Chief Operating Officer of Home Real Estate in Lincoln, Nebraska. In addition to being a member of the Nebraska State Bar Association, he is also licensed by the State of Nebraska as a Real Estate Broker.

     William E. Moffatt. William E. Moffatt is President of the Company's wholly-owned subsidiary AFI Mortgage Corp. He received a BBA degree in accounting/marketing from the University of Texas at Austin in 1975. From 1989 to 1995 he was Executive Vice- President/Capital Markets of Plaza Home Mortgage Corporation in Santa Ana, California where he was responsible for all functions of secondary marketing, shipping and product development. He has also been employed with numerous other mortgage companies, including First Northern Bank in Garden City, New York from 1988 to 1989 (Senior Vice President/Secondary Marketing), Liberty Mortgage Company in Oklahoma City, Oklahoma from 1987 to 1988 (Senior Vice President/Loan Production), Commonwealth Mortgage Corp. of America in Houston, Texas from 1986 to 1987 (Vice President/Secondary Marketing and National Refinance), and Colwell Financial Corp. in Los Angeles, California from 1984 to 1986 (Senior Vice President/Administration).


                             EXECUTIVE COMPENSATION

     The following table sets forth information regarding compensation paid by the Company in each of the last three years to the Chief Executive Officer. No executive officer had total compensation in excess of $100,000, except Mr. Peterson.



                                                     SUMMARY COMPENSATION TABLE

                                                                                   Long Term Compensation
                                                                                   ----------------------
                           Annual Compensation(1)(2)                        Awards                   Payouts
                           -------------------------                        ------                   -------
  (a)           (b)             (c)        (d)          (e)                  (f)         (g)            (h)      (i)
Name
and
Princi-                                                 Other
pal                                                     Annual          Restricted                             All Other
Posi-                                                  Compen-             Stock        Options/      LTIP      Compen-
tion                         Salary($)    Bonus($)     sations($)        Award(s)($)     SARs(#)    Payouts($)  sation($)
- -------------------------------------------------------------------------------------------------------------------------
            Year Ended
Norman L.    March 31,
Peterson       1996           $120,000       -0-        2,500               -0-          25,000         -0-        -0-
Chairman
of the      Year Ended
Board        March 31,
President      1995           $120,000       -0-         -0-                -0-           -0-           -0-        -0-
and Chief
Executive
Officer     Year Ended
             March 31,
               1994           $120,000       -0-       16,000(3)            -0-          25,000         -0-        -0-



(1) Amounts shown set forth all cash compensation earned by each of the named individual in the years shown.

(2) While the named individual received perquisites or other personal benefits in the years shown, in accordance with applicable regulations, the value of these benefits are not indicated since he did not exceed in the aggregate the lesser of $25,000 or 25% of the individual's salary and bonus in any year.

(3)  Paid in the form of consulting fee to Peterson & Sons Holding Company.


                                  OPTIONS/SAR GRANTS IN YEAR ENDED MARCH 31, 1996

  (a)                      (b)                 (c)                 (d)                 (e)
                                               % of Total
                                                Options/
                                                  SARs
                                              Granted to
                         Options/SARs        Employees        Exercise or Base
Name                      Granted (#)      in Fiscal Year      Price ($/Sh)       Expiration Date
- ----                     ------------      --------------    ----------------     ---------------

W. Ray Bell                 25,000             8.80%               0.81                06/30/96
James L. Mullin II          25,000             8.80%               0.81                12/01/00
Thomas Schleich             25,000             8.80%               0.81                12/01/00
Thomas Lilley               25,000             8.80%               0.81                12/01/00
Mark J. Peterson            25,000             8.80%               0.81                12/01/00
Steven J. Peterson          25,000             8.80%               0.81                12/01/00
Norman Peterson             25,000             8.80%               0.88                12/01/00
William B. Morris           25,000             8.80%               0.88                12/01/00
Patrick E. Elgert           25,000             8.80%               0.81                12/01/00
Patrick E. Elgert            9,000             3.17%               1.12                09/01/06
Deborah K. Towery            2,500             0.88%               1.25                06/30/06
Deborah K. Towery            2,500             0.88%               0.81                01/01/07
                            ------             -----
                           239,000



                                                        36



                   AGGREGATED OPTION/SAR EXERCISED IN YEAR ENDED MARCH 31, 1996
                           AND OPTION/SAR VALUES AS OF MARCH 31, 1996

  (a)               (b)                    (c)                  (d)                (e)
                                                                                 Values of
                                                              Number of         Unexercised
                                                             Unexercised        In-the-Money
                                                             Options/SARs       Options/SARs
                                                           at FY-End(#)         at FY-End($)
               Shares Acquired                              Exercisable/         Exercisable/
Name            on Exercise(#)       Value Realized($)     Unexercisable        Unexercisable
- ----            --------------       -----------------     -------------        -------------

Norman L.
Peterson            -0-                   -0-             137,500/12,500          $7,062.50
William B.
Morris              -0-                   -0-             137,500/12,500          $7,062.50
Steven J.
Peterson            -0-                   -0-             137,500/12,500          $7,062.50
Thomas S.
Lilley              -0-                   -0-              22,500/12,500          $7,062.50
Patrick E.
Elgert              -0-                   -0-              31,500/12,500          $9,357.50
James L.
Mullin              -0-                   -0-              12,500/12,500          $7,062.50
Deborah
Towery              -0-                   -0-                5,000/2,500          $7,062.50
Thomas G.
Schleich            -0-                   -0-              12,500/12,500          $7,062.50
W. Ray Bell         -0-                   -0-              12,500/12,500          $7,062.50


Compensation of Directors
- -------------------------

     Directors receive a fee of $250 for board meetings attended and are reimbursed for expenses incurred in attending such meetings.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements
- -------------------------------------------------------------------------

     The Company has not entered into any employment contracts with any executive officer of the Company except for William E. Moffatt. His employment agreement is for an initial term of one year and specifies a base salary of $165,000. In addition, he has been granted options to acquire 450,000 shares of the common stock of the Company at an exercise price of $1.00 per share. Such options vest in equal monthly amounts over the initial 12 months of the agreement. The Company has not entered into any contract with any executive officer with respect to the resignation, retirement or any other termination of such executive officers employment with the Company or its subsidiary or from a change-in-control of the Company or a change in any executive officer's responsibility following a change-in-control.

                              CERTAIN TRANSACTIONS

     On September 30, 1993 the Company entered into a contractual arrangement known as a participation agreement with Peterson & Sons Holding Company to participate in approximately $38,000,000 of servicing rights originated by Continental Mortgage, Inc. prior to September 30, 1993. The transaction was valued at $290,000 and was paid for by exchanging 51,627 shares of Advanced Financial, Inc. common stock. Peterson & Sons Holding Company is 50% controlled by Mark J. Peterson and 50% by Steven J. Peterson, both of whom are directors of the Company and sons of Norman L. Peterson, President and Director of the Company. Under the terms of these agreements, the participants received a portion (generally 75%) of the underlying cash flows resulting from the Company's servicing of certain identified mortgage loans. For purposes of the agreements, cash flow is defined as gross revenues (service fees and ancillary income) less a contractually pre-determined cost to service the loans. If the underlying servicing is sold by the Company, the participants receive their pro-rata portion of the sale proceeds. The Company does not guarantee the participants a rate of return on their investment, and the Company has no contractual obligation to repurchase the participant's interest.

     These participation agreements are recorded as obligations. To determine an interest rate on the obligation, the Company estimates the future cash flows to be paid to the participants and discounts those estimated future cash flows at a rate so that their present value equals the amount paid by the participant. Interest expense is recorded on the accrual method, and actual payments to the participants are applied to reduce the Company's recorded obligation. If estimates of future cash flows to be paid to participants change, the effective interest rate is revised and interest expense is adjusted, as necessary, on a prospective basis.

     During fiscal 1995 and 1994, the Company repaid obligations under participation agreements by either selling the underlying servicing and remitting the participant's portion of the proceeds from sale, or by settling the remaining obligation with Company funds. The underlying servicing relating to Peterson & Sons participation agreements was sold for $243,000, with $163,000 being remitted and the remaining $80,000 was recorded as a non-interest bearing payable on the financial statements of the Company as of March 31, 1995.

     The underlying servicing relating to Lancaster Partners participation was sold for $178,600 with $49,500 being remitted during the year and the remaining balance of $128,100 being recorded as a non-interest bearing payable on the financial statements of the Company at March 31, 1995.

     On August 1, 1994, the Company purchased Century Real Estate Central, Inc. ("Century") of Lincoln, Nebraska from Patrick E.Elgert, an officer and director of the Company, and his brother, for Twenty Dollars. In addition the Company borrowed $211,685 from an unaffiliated bank and used to pay liabilities of Century that had been guaranteed by Mr. Elgert in the approximate amount of $250,000.

     On December 20, 1994,  the Company sold its Century  Realty  Central,  Inc.
Lincoln, Nebraska subsidiary to Home Real Estate Service of Lincoln, Inc. ("Home") for $250,000, consisting of $50,000 cash and a non-interest bearing promissory note for $200,000. The promissory note is payable in 36 monthly installments with the entire balance due January 1, 1998. The note is unsecured but is guaranteed by Austin Realty, Inc., whose vice president is Mr. Schleich. The Company owns 10% of the issued and outstanding common stock of Home. The family of Thomas G. Schleich, a director of the Company, controls Home. In addition, the Company pays to Home monthly rental of $4,000 for the use of three offices in the Lincoln, Nebraska area.


                              SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the ownership of the Company's Common Stock as of June 30, 1996 by: (i) each director; (ii) each executive officer named in the Summary Compensation Table; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its Common Stock.


                                   Beneficial Ownership (1)
                                   ------------------------
                                  Number of            Percent of
Beneficial Owner                   Shares                Total
- ----------------                   ------                -----

Peterson & Sons
5425 Martindale
Shawnee, KS  66218                887,462(2)              22.9%

William B. Morris
5425 Martindale
Shawnee, KS  66218                756,263(3)              18.8%

Mark J. Peterson
770 N. Cotner,  #402
Lincoln, NE  68505                887,462(4)              22.9%

Norman L. Peterson
5425 Martindale
Shawnee, KS  66218              1,073,010(5)              26.7%

Lancaster Partners
5425 Martindale
Shawnee, KS  66218                267,600(6)               6.9%

Steven J. Peterson
5425 Martindale
Shawnee, KS  66218              1,026,016(7)              25.6%


Thomas S. Lilley
5425 Martindale
Shawnee, KS  66218                 32,500(8)              less than
                                                           one percent

James L. Mullin, II
5425 Martindale
Shawnee, KS  66218                 12,500(9)              less than
                                                          one percent
Patrick E. Elgert
5425 Martindale
Shawnee, KS  66218                 31,500(9)              less than
                                                          one percent

Thomas G. Schleich
225 N. Cotner #107
Lincoln, NE  68505                 75,000(10)              1.9%

Deborah Towery
5425 Martindale
Shawnee, KS  66218                  5,250(11)             less than
                                                          one percent

All Executive officers
and directors as a group
(7 persons)                     1,360,477(12)             35.1%

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission (the "Commission"). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(2) Includes 267,600 shares controlled by Peterson & Sons Holding Company as 50% partners of Lancaster Partners, which owns 267,600 shares. Peterson & Sons Holding Company is 76% controlled by Mark J. Peterson, an officer and director of the Company, his brother, Steven J. Peterson, and Norman L. Peterson, the President and a director of the Company, and the father of Mark J. Peterson and Steven J. Peterson.

(3) Includes 351,163 shares owned personally and 267,600 shares controlled by William B. Morris as 50% partner of Lancaster Partners which owns 267,600. Also includes options to purchase 137,500 shares of common stock.

(4) Consists of 887,462 shares controlled by Peterson & Sons Holding Company. Peterson & Sons Holding company is 24% owned by Mark J. Peterson.

(5) Includes 887,462 shares controlled by Peterson & Sons Holding Company. Norman L. Peterson disclaims all beneficial ownership in such shares. Also includes option to acquire 137,500 shares.

(6) Lancaster Partners is 50% owned by William B. Morris and 50% owned by Peterson & Sons Holding Company.

(7) Includes 887,462 shares controlled by Peterson & Sons Holding Co. Also includes options to purchase 137,500 shares of common stock. Peterson & Sons Holding Company is 24% owned by Steven J. Peterson.

(8)  Includes options to purchase 22,500 shares of common stock.

(9) Consists entirely of options to purchase common stock.

(10) Includes 62,500 shares of common stock held by Home Real Estate Service of Lincoln, Inc., a private corporation controlled by the family of Mr. Schleich. Also includes options to purchase 12,500 shares of common stock.

(11) Includes options to purchase 5,000 shares of common stock.

(12) Includes only shares actually issued and outstanding.

     Section 16(a) of the Securities Exchange Act of 1934 and the related regulations require the Company's directors, executive officers and persons who own more than ten percent of the Company's Common Stock to file with the Securities and Exchange Commission and the American Stock Exchange initial reports of their beneficial ownership of the Company's Common Stock and other equity securities of the Company. In addition, such persons are required to furnish the Company with copies of all such filings.

     To the Company's knowledge, based solely upon a review of the copies of such reports furnished to the Company and written representations that no other reports were required during the fiscal year ended March 31, 1996, all Section 16(a) filing requirements applicable to its directors, executive officers and ten percent beneficial owners were complied with.

                                   SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION
                                                                                              Percentage
                                Ownership               Shares              Ownership            Owned
Selling                          Prior To               Being                 After              After
Stockholder                      Offering              Offered              Offering           Offering
- -----------                      --------              -------              --------           --------

Pyramid Holdings, Inc.(1)        250,000               250,000                -0-                0%
Cored Capital Corporation(1)     250,000               250,000                -0-                0%
Affiliated Services, Inc.(1)     250,000               250,000                -0-                0%
Ocean Marketing Corporation(1)   250,000               250,000                -0-                0%




(1) Consists of shares underlying options. Cored Capital Corporation has exercised 130,000 of its options and Ocean Marketing Corporation has exercised all of its options.

     The Selling Shareholders have advised the Company that sales of the Common Stock may be made by one or more of them from time to time in transactions in the open market, in negotiated transactions or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholder may effect such transactions by selling the Common Stock or through broker-dealers, acting as principal or agent, who may themselves dispose of the Common Stock in transactions on the American Stock Exchange. The broker-dealers may receive compensation in the form of discounts, concessions or commissions from Selling Shareholders or the purchasers of the Common Stock for whom the broker-dealers act they may act as agent or to whom they sell as principal or agent or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Company is not aware of any agreement or arrangement between or among the Selling Stockholders for the sale or other disposition of the securities owned by them.

                   DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

     The authorized capital stock of the Company consists of 25,000,000 shares of $.001 par value Common Stock and 10,000,000 shares of $.005 par value Preferred Stock. As of June 30, 1996, there were currently outstanding 3,875,476 shares of Common Stock, no shares of Series A Preferred Stock and 372,000 shares of Series B Preferred Stock.

Common Stock

     All shares of the Company's Common Stock have equal voting rights, and, when validly issued and outstanding, entitle the holder to a single vote per share on all matters to be voted upon by shareholders. Cumulative voting in the election of Directors is not allowed. This means that holders of more than 50% of the shares voting for directors can elect 100% of the directors if they choose to do so; and, in such event, holders of the remaining less than 50% of the shares voting for directors will not be able to elect any person or persons to the Board of Directors.

     Holders of the Company's Common Stock are entitled to receive dividends when and as declared by the Company's Board of Directors from available funds, property or shares of the Company's Common Stock. The Company has not paid or declared any cash dividends since its inception and presently anticipates that all earnings except for payment of preferred stock dividends, if any, will be retained for development of the Company's business, and that no cash dividends of its Common Stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and would depend, among other things upon future earnings, the operating and financial condition of the Company, its capital requirements, and general business conditions. There can be no assurance that any cash dividends on the Company's Common Stock will be paid in the future.

     Shares of the Company's Common Stock have no pre-emptive or conversion rights, nor redemption or sinking fund provisions, and are not liable to further call or assessment. The outstanding shares of the Company's Common Stock are, and any shares issued pursuant to conversion of Series B Preferred Stock or exercise of Class B Warrant will be, fully paid and nonassessable. Each share of the Company's Common Stock in entitled to share ratably in any assets available for distribution to holders of its equity securities upon liquidation of the Company.

Series A Preferred Stock

     On May 2, 1989, the Board of Directors adopted a resolution designating 12,500,000 shares of the authorized preferred stock to be Series A Preferred Stock. In October of 1991, all 10,000,000 shares of the issued and outstanding Series A Preferred Stock were converted to 200,000 Common Shares (adjusted to reflect a one for ten reverse stock split which occurred in December of 1991) and, accordingly, there are presently no Series A Preferred shares issued and outstanding. Management has no present intention to issue any Series A Preferred stock now or in the foreseeable future.

Series B Preferred Stock

     Dividend Provisions. The holders of the Series "B" Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors out of funds for the Company legally available therefore, cumulative cash dividends at the annual rate equaling 10.5% of the purchase price paid to the Company for such Series "B" Preferred Stock. Such dividends shall be payable quarterly on the 10th day of April, July, October and January in each year from the date of issuance of such shares of Series "B" Preferred stock. If the dividend on the Series "B" Preferred Stock for any dividend period shall not have been paid or set apart in full for such Series "B" preferred stock, in the aggregate deficiency shall be cumulative and shall be fully paid or set apart for payment before any dividend shall be paid or set apart for payment of any class or common stock of the Company. Accumulation of dividends of the Series "B" Preferred Stock shall not bear interest. There are currently 372,000 shares of 10.5% Series "B" Preferred Stock issued and outstanding. The payment of such dividends by the Company has been in default since January of 1996.

     Right to Convert. One share of Series "B" Preferred Stock shall be convertible, at the option of the holder thereof, into one fully paid and non-assessable share of the Company's Common Stock.

     Redemption of Series "B" Convertible Preferred Stock. The Series "B" Preferred Stock shall be redeemable, in whole or in part, at the option of the Company by resolution of its Board of Directors, at any time and from time to time upon payment of one share of the Company's Common Stock for each share of Series "B" Preferred Stock so redeemed, plus all dividends accrued and unpaid on such Series "B" Preferred Stock up to the date fixed for redemption. Provided, however, that the Company's right to redeem the Series "B" Preferred Stock shall be subject to the requirement that the Company's Common Stock must have had a minimum reported bid price of $5.75 per share for twenty consecutive trading days prior to notice of redemption as described below.

     In the event of any redemption of only part of the then outstanding Series "B" Preferred stock, the Company shall effect such redemption pro rata among the holders of outstanding share thereof according to the respective number of shares of each class held by such holders.

     Voting Rights. Except as otherwise required by law, the holders of Series "B" Preferred stock will not be entitled to any voting rights. Unless the vote or consent of the holders of greater number of shares is required by law, the consent of the holders of at least a majority of all issued and outstanding Series "B" Preferred Stock shall be required to change, alter or revoke the rights and preferences conferred upon the Series "B" Preferred stock by the Certificate of Incorporation or to adopt an amendment to the Certificate of Incorporation adversely affecting the rights of the holders of Series "B" Preferred Stock.

     Priority of Series "B" Preferred Stock in the Event of a Dissolution. In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or otherwise, after payment or provision for payment of debts and the liabilities of the Company, the holders of Series "B" Preferred Stock shall be entitled to receive, out of the net assets of the Company, the amount of the purchase price paid to the Company upon the original issuance of the Series "B" Preferred Stock, in cash for each share of Series "B" Preferred Stock, plus an amount equal to all dividends accrued and unpaid on each such share up to the date fixed for distribution before any distribution shall be made to the holders of any class of Common Stock of the Company.

Warrants

     There are currently issued and outstanding 400,000 Class B Warrants (the "Class B Warrants"). Each Class B Warrant will entitle the holder thereof to purchase at a price of $10.00 at any time, one share of Common Stock. The Company reserves the right, at any time after the bid price of the Common Stock is at least 115% of the exercise price of the respective B Warrant for a period of at least 10 consecutive business days, to call any or all of such Warrants (but not less than the entire class of Warrants) upon 30 days' written notice to warrantholders at a redemption price of $0.001. If the Warrants are called, they will expire and will be of no further value if they are not exercised by the holders on or before the call date. However, the Company will not redeem the Warrants unless a current registration statement is in effect. The Company, in its sole discretion may extend the expiration date of Warrants and/or reduce the exercise price of the Warrants.

     The  Warrants  were  issued  under  a  Warrant   Agreement   (the  "Warrant
Agreement") dated June 4, 1992, between the Company and Interwest Transfer Co., Inc.

     In order for a holder to exercise the Warrants there must be a current registration statement in effect with the United States Securities and Exchange Commission and the various state commissions relating to the shares of Common Stock underlying the Warrants or an opinion of counsel for the Company that no registration is required. The Company will be required to file post-effective amendments or a new registration statement. There is no assurance that the registration statement or a new registration statement can be kept current. The registration statement of which this prospectus is a part updates the registration statement previously filed at the time the Class B Warrants were originally issued. If it is not kept current for any reason, the Warrants will not be exercisable and may be deprived of any value. In addition, if the Common Stock underlying the Warrants is not qualified for sale in the state in which a Warrantholder resides, such holder will not be permitted to exercise the Warrants and will have no choice but to either sell his Warrants or let them expire.

     Warrantholders may be diluted by the issuance of additional shares of Common Stock in the future and are protected against dilution of their interest represented by the underlying shares of Common Stock only upon the occurrence of stock splits, capital reclassification and mergers and sales of the Company's assets. Warrantholders have no voting power, are not entitled to dividends, and have no other rights generally conferred on shareholders. In the event of liquidation, dissolution or winding up of the Company, Warrantholders are not entitled to participate in the Company assets.

     Exercise of Warrants. The Warrants may be exercised on surrender of the applicable Warrant certificate on or prior to expiration of the applicable Warrant exercise period, with the form of "Election to Purchase" on the reverse side of the certificate executed as indicated, and accompanied by payment of the full exercise price for the number of Warrants being exercised. Payment must be by certified funds or cashier's check payable to the order of the Warrant Agent.

Transfer and Warrant Agent

     The transfer agent and warrant agent for the Company is Interest Transfer Co., Inc., P.O. Box 17136, Salt Lake City, Utah 84117.

                                  LEGAL MATTERS

     The legality of the securities being offered by this Prospectus in connection with the laws governing corporations in the State of Colorado have been passed upon for the Company by the law firm of Allen G. Reeves, P.C., 900 Equitable Bldg., 730 17th Street, Denver, Colorado 80202.

                                 INDEMNIFICATION

     Delaware Statutes provide for indemnification of the officers and directors of the Company against certain liabilities incurred in connection with their activities on behalf of the Company. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the Company or directors, officers or persons controlling the Company under such indemnification provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                     EXPERTS

     The financial statements of Advanced Financial, Inc. as of and for the years ended March 31, 1996 and 1995 included herein and elsewhere in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing. In July of 1996, the Company and KPMG Peat Marwick LLP mutually agreed to terminate their professional relationship. Pursuant to such mutual decision, KPMG Peat Marwick LLP resigned as certifying accountant on July 15, 1996. For the Registrant's most recent year end financial statements, for the years ended March 31, 1996 and 1995, KPMG Peat Marwick LLP rendered an audit opinion letter modified as to an uncertainty as follows:

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Company has incurred net losses of $3,184,577 and $3,963,497 during the years ended March 31, 1996 and 1995. These losses, along with other matters as set forth in note 2, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     At the time KPMG Peat Marwick LLP resigned, there were no disagreements between Registrant and KPMG Peat Marwick LLP on any matter of accounting principles or practices, financial statement disclosure, or audit scope of procedures, which disagreements if not resolved to their satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports.

                                      ADVANCED FINANCIAL, INC. AND SUBSIDIARIES
                                        Condensed Consolidated Balance Sheets
                                          June 30, 1996 and March 31, 1996


                     Assets
                     ------
                                                                      June 30, 1996              March 31, 1996
                                                                      -------------              --------------
                                                                       (unaudited)
  Cash and investments                                                $          --                   585,643
  Mortgage servicing advances and accounts receivable                       530,826                   520,620
  Property and equipment, net                                             1,645,012                 1,718,355
  Mortgage loans held for sale                                           13,708,717                10,110,747
  Mortgage loans held for investment                                         87,324                    94,932
  Purchased mortgage servicing rights, net                                2,022,119                 2,440,280
  Excess of cost over fair value of assets acquired, net                    512,120                   524,798
  Prepaid expenses                                                          150,975                   191,442
  Deferred income taxes                                                     440,000                   440,000
  Other investment                                                          221,542                   235,800
  Receivable from related party                                              65,000                   190,000
  Other                                                                     297,267                   260,899
                                                                         ----------                ----------
  Total assets                                                         $ 19,680,902                17,313,516
                                                                       ============                ==========

                 Liabilities
                 -----------

  Accounts payable and accrued expenses                                $  2,373,071                 2,507,103
  Checks outstanding in excess of bank balance                              194,537                         -
  Settlement liabilities on purchased mortgage
  Notes payable                                                          16,338,905                 13,412,419
  Capitalized lease obligations                                             358,190                    415,665
                                                                       ------------                 ----------
  Total liabilities                                                    $ 19,264,703                 16,335,187
                                                                       ------------                 ----------

              Stockholders' Equity
              --------------------

 Preferred stock, Series B, $.005 par value.
  10,000,000 shares authorized; 372,000
  shares issued and outstanding                                               1,860                      1,860
 Common stock, $.001 par value. 25,000,000
  shares authorized; 4,125,476 shares issued
  and outstanding                                                             4,256                      4,256
 Paid-in capital                                                          8,877,493                  8,877,493
  Deficit                                                                (8,026,065)               (7,463,935)
                                                                         ----------                 ----------
                                                                            857,544                  1,419,674
  Treasury stock, 99,869 shares of common
    stock at cost                                                          (441,345)                  (441,345)
                                                                        -----------                 ----------
  Total stockholders' equity                                                416,199                    978,329
                                                                        -----------                 ----------

  Total liability and stockholders' equity                             $ 19,680,902                 17,313,516
                                                                       ============                 ==========

See accompanying notes to condensed consolidated financial statements.


                                                     F-1



                                    ADVANCED FINANCIAL, INC. AND SUBSIDIARIES
                                Condensed  Consolidated  Statements  of Operations
                                      For the three  month  periods  ended
                                        June 30, 1996 and June 30, 1995



                                                        June 3O, 1996            June 3O, 1995
                                                        -------------            -------------
                                                         (unaudited)              (unaudited)

Revenues:
  Servicing fee income                                   $  528,960                 635,451
  Other fee income                                          183,690                 236,021
  Gain on sale of mortgage loans                            694,112                 513,968
  Gain on sale of servicing rights                                -                  99,759
  Interest income                                           240,280                 100,953
  Other income                                               15,443                  14,043
                                                          ---------               ---------
           Total operating revenues                       1,662,485               1,600,195
                                                          ---------               ---------
Expenses:
  Servicing expense                                         139,581                 313,830
  Personnel                                               1,019,983                 867,581
  General and administrative                                398,791                 457,558
  Interest expense                                          222,189                 153,301
  Depreciation and amortization                             373,548                 450,427
  Loss on sale of servicing rights                           13,482                       -
  Other                                                      57,041                  44,852
                                                          ---------               ---------
           Total operating expenses                       2,224,615               2,287,549
                                                          ---------               ---------

Loss before income taxes                                   (562,130)               (687,354)

Income tax (expense) benefit                                      -                       -
                                                          ---------               ---------

           Net loss                                        (562,130)               (687,354)
                                                           ========                ========

Weighted average shares outstanding                       3,819,563               3,775,600
                                                          =========               =========

Loss per common share:

   Primary                                                $   (0.15)                  (0.19)
                                                          =========               =========


   Fully diluted                                          $   (0.15)                  (0.19)
                                                          =========                   =====




See accompanying notes to condensed consolidated financial statements.




                                           F-2

                                          ADVANCED FINANCIAL, INC. AND SUBSIDIARY
                                       Condensed Consolidated Statements of Cash Flows
                                 For the three month  periods  ended June 30, 1996 and June 30, 1995

                                                               June 30, 1996        June 30, 1995
                                                               -------------        -------------
                                                                (unaudited)          (unaudited)



Net cash (used in) provided by operating activities            $ (3,864,476)          (7,508,946)

Cash  fows  from  investing   activiies:
 Acquisition  of  property and equipment                             27,272                1,275
 Proceeds/(Acquisition) of mortgage servicing rights                216,049                    -
 Sale of real estate owned                                                -               15,512
 Acquisition/Principal payments on mortgage
   loans held for investment,net                                      7,608                3,196
                                                               ------------          -----------

       Net cash provided by (used in)
         investing activiies                                        250,928               19,983

Cash flows from fnancing  activities:
 Notes payable,  net                                              2,926,486            6,878,903
 Checks outstanding in excess of bank balance                       194,537              199,807
 Payments on capitalized lease  obligations                         (93,118)             (62,843)
 Payment of peferred dividends                                            -              (39,060)
                                                               ------------          -----------
       Net cash provided by (used in)
          financing activities                                    3,027,905            6,976,807


       Net decrease in cash                                        (585,643)            (512,156)

Cash at beginning of period                                         585,643              512,156
                                                               ------------          -----------
Cash at end of period                                          $          0                    0
                                                               ============          ===========

Supplemental disclosures of cash flows:
  Cash paid for interest                                       $    203,103             153,301
  Cash paid for income taxes                                   $          -                   -
Supplemental disclosures of noncash
  financing and investing activities:
    Property acquired under capital leases                     $          -              24,592
    Receivable recognized for exercise of stock options        $     65,000                   -




See accompanying notes to condensed consolidated financial statements.


                                               F-3


                    ADVANCED FINANCIAL, INC. and SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 1996 and 1995

(1)  Organization and Summary of Significant Accounting Policies
     -----------------------------------------------------------

     The Company's   financial  statements  include  the  accounts  of  Advanced
        Financial, Inc. (the Company) and its wholly-owned subsidiary AFI Mortgage Corp, formally Continental Mortgage, Inc. (AFI Mortgage). AFI Mortgage is a full service mortgage banking company currently servicing first and second mortgage loans of approximately $438,744,000 as of June 30, 1996.


     The condensed consolidated  financial  statements  have  been  prepared  in accordance with the instructions to Form 10-QSB. To the extent that information and footnotes required by generally accepted accounting principles for complete financial statements are contained in or consistent with the audited financial statements incorporated by reference in the company's Form 10-KSB for the year ended March 31, 1996, such information and footnotes have not been duplicated herein. In the opinion of management, all adjustments considered necessary for fair presentation of financial statements have been reflected herein. The March 31, 1996 condensed consolidated balance sheet has been derived from the audited balance sheet as of that date.

                          INDEPENDENT AUDITORS' REPORT


 The Board of Directors
 Advanced Financial, Inc.
  and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Advanced Financial, Inc. and subsidiaries as of March 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of March 31, 1996 and 1995 and the results of their operations and their cash flows for the years then ended.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Company has incurred net losses of $3,184,577 and $3,963,497 during the years ended March 31, 1996 and 1995. These losses, along with other matters as set forth in note 2, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                             KPMG Peat Marwick LLP




 Kansas City, Missouri
 June 30, 1996
                                       F-5

                    ADVANCED FINANCIAL, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets
                             March 31, 1996 and 1995

          Assets                                    1996              1995
          ------                                    ----              ----

 Cash                                           $  585,643            512,156
 Mortgage servicing advances and
   accounts receivable                             520,620          1,283,907
 Mortgage loans held for sale (note 5)          10,110,747          2,351,912
 Mortgage loans held for investment                 94,932            136,524
 Purchased mortgage servicing rights,
   net (notes 3 and 5)                           2,440,280          3,534,450
 Property and equipment, net
  (notes 5, 7 and 11)                            1,718,355          1,982,517
 Excess of cost over fair value of
   assets acquired, net of accumulated
   amortization of $235,899 and $185,185,
   respectively                                    524,798            575,512
 Prepaid expenses                                  191,442            294,431
 Deferred income taxes (note 10)                   440,000            490,000
 Other investment (note 12)                        235,800            297,378
 Receivable from related party (notes 2 and 9)     190,000                  -
 Other (note 13)                                   260,899            337,225
                                               -----------         ----------
       Total assets                            $17,313,516         11,796,012
                                               ===========         ==========



       Liabilities and Stockholders' Equity
       ------------------------------------

 Liabilities:
   Accounts payable and accrued expenses       $ 2,507,103          1,712,899
   Amounts due to related parties (note 6)               -            207,709
   Notes payable (note 5)                       13,412,419          5,155,636
   Capitalized lease obligations (note 7)          415,665            675,113
                                               -----------         ----------
       Total liabilities                        16,335,187          7,751,357
                                               -----------         ----------
 Stockholders' equity (notes 2, 8 and 9):
   Preferred stock, Series B, $.005
    par value 10,000,000 shares authorized;
     372,000 shares issued                           1,860              1,860
   Common stock, $.001 par value; 25,000,000
     shares authorized; 3,875,476 shares issued      4,256              3,876
   Paid-in capital                               8,877,493          8,642,442
   Deficit                                      (7,463,935)        (4,162,178)
                                                ----------         ----------
                                                 1,419,674          4,486,000

   Treasury stock, 99,869 shares of
    common stock at cost                          (441,345)          (441,345)
                                                ----------         ----------

       Total stockholders' equity                  978,329          4,044,655

 Commitments and contingencies(notes 8 and 13)

       Total liabilities and stockholders'
           equity                              $17,313,516         11,796,012
                                               ===========         ==========


          See accompanying notes to consolidated financial statements.

                    ADVANCED FINANCIAL, INC. AND SUBSIDIARIES

                      Consolidated Statements of Operations
                   For the years ended March 31, 1996 and 1995


                                                    1996              1995
                                                    ----              ----
 Revenues:
   Servicing fees                                $ 2,466,646        3,293,878
   Gains on sales of mortgage loans, net
    (including origination fee income of
    $891,932 and $412,297, respectively)           2,531,580          515,478
   Other fees                                      1,009,685          985,759
   Gains on sales of mortgage servicing rights        99,759          383,443
   Interest                                          639,458          204,735
   Other                                             144,200           97,906
                                                 -----------      -----------
         Total operating revenues                  6,891,328        5,481,199
                                                 -----------      -----------

 Expenses:
   Servicing expense                               1,420,763        1,285,843
   Personnel                                       3,789,712        3,576,031
   General and administrative                      2,239,103        2,298,834
   Interest                                          721,281          485,338
   Depreciation and amortization                   1,485,192        1,860,926
   Other                                             370,504          788,492
                                                 -----------      -----------
         Total operating expenses                 10,026,555       10,295,464
                                                 -----------      -----------

         Loss before income taxes                 (3,135,227)      (4,814,265)

 Income tax expense (benefit) (note 10)               49,350         (850,768)
                                                 -----------      -----------
         Net loss                                $(3,184,577)      (3,963,497)
                                                 ===========      ===========

 Weighted average shares outstanding               3,776,000        3,726,000
                                                 ===========      ===========

 Loss per common share                           $      (.88)           (1.11)
                                                 ===========      ===========


          See accompanying notes to consolidated financial statements.

                                  ADVANCED FINANCIAL, INC. AND SUBSIDIARIES

                                 Consolidated Statements of Stockholders' Equity
                                   For the years ended March 31, 1996 and 1995


                                   Preferred       Common          Paid-                            Treasury
                                     stock          stock        in capital         Deficit           stock           Total
                                     -----          -----        ----------         -------           -----           -----
 Balance at March 31, 1994           $1,860         3,803         8,550,390          (42,441)       (442,450)        8,071,162

 Net loss                                 -             -                 -       (3,963,497)              -        (3,963,497)
 Issuance of 62,500 shares of
   common stock in exchange
   for other investment                   -            63            73,687                -               -            73,750
 Issuance of 10,250 shares of
   common stock in exchange
   for services rendered                  -            10            18,365                -           1,105            19,480
 Dividends on preferred stock,
   $.42 per share                         -             -                 -         (156,240)              -          (156,240)
                                     ------         -----         ---------       ----------        --------           -------


 Balance at March 31, 1995            1,860         3,876         8,642,442       (4,162,178)       (441,345)        4,044,655

 Net loss                                 -             -                 -       (3,184,577)              -        (3,184,577)
 Services rendered in exchange
   for stock options                      -             -            45,431                -               -            45,431
 Exercise of stock options
   (notes 2 and 9)                        -           380           189,620                -               -           190,000
 Dividends on preferred stock,
   $.32 per share (note 2)                -             -                 -         (117,180)              -          (117,180)
                                     ------         -----         ---------       ----------        --------           -------

 Balance at March 31, 1996           $1,860         4,256         8,877,493       (7,463,935)       (441,345)          978,329
                                     ======         =====         =========       ==========        ========           =======










                                               See accompanying notes to consolidated financial statements.

                                                                             F-8


                    ADVANCED FINANCIAL, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                   For the years ended March 31, 1996 and 1995

                                                     1996            1995
                                                     ----            ----
Cash flows from operating activities:
 Net loss                                         $(3,184,577)     (3,963,497)
 Adjustments to reconcile net loss to
  net cash from operating activities:
   Depreciation and amortization                    1,485,192       1,860,926
   Gains on sale of mortgage loans held-for-sale   (2,531,580)       (515,478)
   Gains on sales of mortgage servicing rights        (99,759)       (383,443)
   Common stock issued in exchange for
    services rendered                                       -          19,480
   Deferred income taxes                               50,000        (831,476)
   Services rendered in exchange for
     stock options                                     45,431               -
   Mortgage loans held-for-sale originated       (111,090,000)    (36,371,000)
   Mortgage loans held-for-sale sold              105,862,745      37,929,332
   Changes in assets and liabilities:
    Mortgage servicing advances and
     accounts receivable                              763,287       2,446,634
    Prepaid expenses and other assets                 121,384         533,876
    Accounts payable and accrued expenses             686,254         979,889
    Interest related to participations                      -          30,463
    Income taxes receivable                                 -         311,983
                                                   ----------       ---------
        Net cash (used in) provided by
          operating activities                     (7,891,623)      2,047,689
                                                   ----------       ---------
 Cash flows from investing activities:
  Acquisition of property and equipment               (32,060)        (40,885)
  Acquisition of subsidiary                                 -         (10,000)
  Other investment                                          -        (223,628)
  Purchase of mortgage servicing rights               (11,172)     (1,657,472)
  Proceeds from sale of foreclosed asset               57,931               -
  Proceeds from sales of mortgage servicing rights          -       1,209,710
  Principal payments received on note receivable       61,578               -
  Principal payments received on mortgage loans
    held for investment                                41,593         139,384
                                                   ----------       ---------
        Net cash provided by (used in)
          investing activities                        117,870        (582,891)
                                                   ----------       ---------
 Cash flows from financing activities:
  Change in revolving borrowings, net               7,726,195      (3,047,668)
  Proceeds from notes payable                         984,399       1,184,897
  Principal payments on notes payable                (453,811)       (157,538)
  Principal payments on participation agreements            -        (488,004)
  Payments on capitalized lease obligations          (292,363)       (218,651)
  Payment of preferred dividends                     (117,180)       (156,240)
                                                   ----------       ---------
        Net cash provided by (used in)
          financing activities                      7,847,240      (2,883,204)
                                                   ----------       ---------

        Net increase (decrease) in cash                73,487      (1,418,406)

 Cash at beginning of year                            512,156       1,930,562
                                                    ---------       ---------
 Cash at end of year                                $ 585,643         512,156
                                                    =========        ========

                                                                     (Continued)

                    ADVANCED FINANCIAL, INC. AND SUBSIDIARIES

                                                  1996               1995
                                                  ----               ----
 Supplemental disclosures of cash
  flow information:
   Cash paid for interest                       $  608,293          485,338
                                                ==========          =======

   Cash refund of taxes                         $        -         (332,110)
                                                ==========         ========



 Supplemental disclosures of noncash
  financing and investing activities:
   Stock issued in exchange for
    other investment                            $        -           73,750
                                                ==========          =======



   Acquisition of fixed assets
    financed by capital leases                  $    66,686         148,947
                                                ===========         =======


   Receivable recognized for exercise
     of stock options (notes 2 and 9)           $   190,000               -
                                                ===========         =======




          See accompanying notes to consolidated financial statements.

                    ADVANCED FINANCIAL, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                             March 31, 1996 and 1995

(1)  Organization and Summary of Significant Accounting Policies

    (a)  Organization and Principles of Consolidation

     Advanced  Financial,  Inc. (the  Company) owns 100% of AFI Mortgage,  Corp.
     (AFI). AFI originates, sells to investors and services residential first mortgage loans. The Company also owns 100% of Continental Mortgage Services, Inc. (CMSI) and Network Appraisals, Inc. (Network). CMSI and Network provided consulting and appraisal services to AFI and other mortgage banking companies. During the fiscal year ended March 31, 1996, both of those subsidiaries became inactive.

     The consolidated financial statements include the accounts of the Company, AFI, CMSI and Network. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications of prior year amounts have been made so as to conform to the current presentation.

    (b)  Mortgage Servicing Rights and Mortgage Servicing Advances Receivable

     Purchased mortgage servicing rights are recorded at cost and are amortized in proportion to and over the estimated positive future cash flows derived from servicing the portfolio. The Company evaluates the recoverability of the cost of each bulk purchase of servicing rights or, in the case of correspondent purchases, by grouping such servicing rights by interest rates and purchase dates of similar loans. If necessary, the Company further disaggregates bulk purchases for purposes of evaluating recoverability if the underlying loans do not have similar underlying economic characteristics. The Company estimates remaining net cash flows to be received from servicing the portfolio and if such amounts, on a discounted basis, are less than amortized cost, appropriate amortization adjustments are made. This additional amortization, when required, results in servicing rights being carried at the lower of cost or market. Gains on sales of mortgage servicing rights are determined by deducting from the selling price the remaining unamortized cost of such servicing rights.

     In connection with servicing mortgage-backed securities guaranteed by federal agencies, the Company advances certain principal and interest payments to security holders prior to their collection from specific mortgagors. In addition, the Company will make certain payments of property taxes and insurance premiums in advance of collection from specific mortgagors, as well as certain payments of attorneys' fees and other costs related to loans in foreclosure. Such advances are included in mortgage servicing advances receivable.

    (c)  Mortgage Loans Held for Sale and Investment

     Mortgage loans held for sale are carried at the lower of cost or market as determined by outstanding commitments from investors or current investor yield requirements calculated on the aggregate basis. Gains or losses on sales of mortgage loans are recognized based upon the difference between the selling price and the carrying value of the related mortgage loans sold at the date of sale using the specific identification method. Mortgage loans held for investment are carried at the lower of cost or market on the date of acquisition or transfer from the held for sale account.

    (d)  Property and Equipment

     Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, ranging from three to thirty years.

                    ADVANCED FINANCIAL, INC. AND SUBSIDIARIES

                             March 31, 1996 and 1995

(1)  Organization and Summary of Significant Accounting Policies (Continued)

    (e)  Excess of Cost Over Fair Value of Assets Acquired

     The excess of cost over fair value of assets acquired, resulting from the Company's acquisition of AFI, is being amortized over fifteen years. The Company periodically evaluates the recoverability of its recorded goodwill based on the estimated undiscounted future cash flows.

    (f)  Foreclosed Assets

     Foreclosed   assets,   included  in  other   assets  in  the   accompanying
     consolidated balance sheets, are recorded at the lower of the loan balance or the fair value of the property less estimated selling costs.

    (g)  Servicing and Other Fees

     Servicing fees represent fees earned for servicing mortgage loans owned by investors. These fees are calculated on the outstanding principal balances of the loans serviced and are recorded as income when collected.

     Other fees consist of ancillary income associated with loan servicing and are recorded as income when collected.

    (h)  Income Taxes

     The Company accounts for income taxes under the asset and liability method where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized to the extent management believes that it is more likely than not that they will be realized.

    (i)  Loss Per Common Share

     Loss per common share is based on the weighted average number of common shares outstanding during the periods plus common stock equivalents, when dilutive, consisting of stock options and warrants. For purposes of this computation, net losses have been adjusted for the dividends on the preferred stock. The computation of fully diluted loss per share includes the common stock issuable upon conversion of preferred stock, when dilutive. Because the effect of such inclusion is anti-dilutive in 1996 and 1995, fully diluted per share information is not presented herein.

    (j)  Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

    (k)  Effect of New Financial Accounting Standards

     The Company adopted SFAS No. 114 and 118, Accounting by Creditors for Impairment of a Loan, as amended, on April 1, 1995. This statement requires the accounting by creditors for impairment of certain loans. The impact of adopting the statement on the Company's consolidated financial statements was not material.

                    ADVANCED FINANCIAL, INC. AND SUBSIDIARIES

                             March 31, 1996 and 1995

(1)  Organization and Summary of Significant Accounting Policies (Continued)

     SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," will be effective for the Company on April" 1, 1996 and requires that certain long-lived assets be reviewed for impairment when events or circumstances indicate that the carrying amounts of the assets may not be recoverable. If such review indicates that the carrying amount of an asset exceeds the sum of its expected future cash flows, the assets carrying value is written down to fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. Management has not determined the impact of adopting this statement on the Companys consolidated financial statements.

     SFAS No. 122, "Accounting for Mortgage Servicing Rights," will be effective for the Company on April 1, 1996 and requires that the total cost of mortgage loans originated or acquired be allocated to the loan and the related servicing right based on their relative fair values. Costs allocated to mortgage servicing rights will be recognized as a separate asset and amortized over the period of estimated net servicing income and periodically evaluated for impairment based on fair value. The adoption of this statement is not expected to have a material effect on the Companys 1997 consolidated financial statements because the Company intends to sell originated loans servicing released during fiscal 1997.

     SFAS No. 123, "Accounting for Stock-Based Compensation," will be adopted by the Company during fiscal 1997. This statement establishes financial accounting and reporting standards for stock-based employee compensation plans including stock option plans. This statement will require pro forma disclosures in 1997 of net income and earnings per share as if a new accounting method based on the estimated fair value of employee stock options had been adopted. The Company has not decided if the optional accounting treatment proposed by SFAS No. 123 will be adopted.

(2)  Operating Losses

     The Company has experienced operating losses for the years ended March 31, 1996 and 1995 of $3,184,577 and $3,963,497, respectively, and stockholders equity has declined from $8,071,162 on April 1, 1994 to $978,329 at March 31, 1996. While the Companys stockholders equity at March 31, 1996 is sufficient to satisfy requirements of those financial institutions purchasing loans from the Company, further declines might result in the loss of rights to sell loans to those investors. Additionally, AFI is not in compliance with minimum net worth requirements of the Government National Mortgage Association (GNMA) and Federal Housing Administration
     (FHA). Furthermore, as discussed more fully in note 5, the Company obtained waivers for noncompliance with certain required debt covenants at March 31, 1996 and its principal source of credit matures on August 16, 1996. These conditions raise substantial doubt about the Companys ability to continue in operation for the foreseeable future and, therefore, its ability to realize its assets and discharge its liabilities in the normal course of business.

     The Company intends to increase or preserve its stockholders equity and achieve profitability as follows:

          The Company suspended the payment of dividends on its preferred stock, which carries a 10.5% cumulative dividend rate, in January 1996. Total unpaid cumulative dividends at March 31, 1996 is $78,120.

          As more fully described in note 9, the Company has entered into consulting agreements wherein stock options to acquire 1,000,000 shares of the Companys common stock were granted in February 1996. Options to acquire 380,000 shares were exercised subsequent to March 31, 1996, and has been reflected as a receivable from related party and an increase to stockholders equity of $190,000 in the accompanying 1996 financial statements. Management expects the remaining options to be exercised in the second quarter of 1997, thereby increasing stockholders equity by an additional $310,000.

                   ADVANCED FINANCIAL, INC. AND SUBSIDIARIES

                             March 31, 1996 and 1995

2.  Operating Losses (Continued)

          Management has entered into an agreement to sell the servicing rights to approximately $260 million of its servicing portfolio. The sale was consummated in the first quarter of fiscal 1997 and will result in a gain. Cash proceeds of approximately $2,300,000 will be used to repay indebtedness. Management is currently evaluating the possible sale of the remaining servicing rights. In connection with these sales, management intends to reduce operating expenses and focus on the origination and sale of loans and associated servicing rights.

     Management believes that the above steps will allow the Company to meet its obligations and maintain financial balances and ratios required by its lenders and investors. However, there are no assurances that those steps will ultimately be successful. The financial statements do not include any adjustments relating to recoverability of recorded asset amounts or to amounts of liabilities that may be necessary if the Company is unable to continue as a going concern.

(3)  Mortgage Servicing Rights

     Purchased mortgage servicing rights are presented net of accumulated amortization of $3,326,547 and $2,221,205 at March 31, 1996 and 1995,
     respectively. A summary of the activity related to purchased mortgage servicing rights is as follows at March 31, 1996 and 1995:

                                                1996               1995
                                                ----               ----

    Balance at beginning of year             $3,534,450          5,740,532
    Purchases                                    11,172             63,059
    Scheduled amortization                   (1,010,047)        (1,442,874)
    Amortization due to impairmen               (95,295)                 -
    Sales                                             -           (826,267)
                                             ----------          ---------
    Balance at end of year                   $2,440,280          3,534,450
                                             ==========          =========



(4)  Mortgage Banking Activities

     The Company's portfolio of mortgage loans serviced for investors, including loans originated by the Company, aggregated approximately $481,000,000 and $527,000,000 at March 31, 1996 and 1995, respectively. Included in the portfolio at March 31, 1996 and 1995 is approximately $188,000,000 and $221,000,000, respectively, of GNMA mortgage-backed securities (see note
     2). Under terms of the guarantee agreement with GNMA, the Company is required to advance principal and interest not collected from the mortgagor and is liable for amounts lost in foreclosure of defaulted loans not recovered from the loans' insurers.

     At March 31, 1996 and 1995, escrow funds related to the serviced loans approximated $12.5 million and $13.5 million, respectively, and are not included in the accompanying consolidated balance sheets. Included in servicing expense are foreclosure losses of $728,703 and $387,397 at March 31, 1996 and 1995, respectively.

     At March 31, 1996, the Company had commitments to originate $25.0 million of mortgage loans of which approximately $12.1 million is at predetermined rates. Additionally, at March 31, 1996, the Company had mandatory commitments to deliver mortgage-backed securities aggregating approximately $7 million.

     AFI carries blanket bond coverage of $950,000 and errors and omissions coverage of $950,000 at March 31, 1996.

                   ADVANCED FINANCIAL, INC. AND SUBSIDIARIES

                             March 31, 1996 and 1995

(5)  Notes Payable

     The following summarizes the Company's notes payable at March 31, 1996 and 1995:


                                                       1996           1995
                                                       ----           ----

Borrowings   under  a  $17,000,000   line  of
credit,   secured  by   mortgage   loans  and
mortgage   servicing   rights,   interest  at
Federal Funds rate plus 2.5% (7.5% and 8.25%,
respectively), due August 16, 1996                  $10,591,644     2,409,577

Borrowings under a $500,000 warehouse line of
credit,  secured by mortgage loans,  interest
at prime  plus 1% (10%),  repaid  October  1,
1995                                                          -       455,872

Borrowings under a $1,000,000 line of credit,
secured   by   mortgage   servicing   rights,
interest  at  9.75%,   monthly   payments  of
$20,517 with final payment due July 1, 1999             727,559       891,910

Note payable,  secured by mortgage  servicing
rights,   interest  at  8.25%,  with  monthly
payments  of  $7,020  and  final  payment  of
$546,575 due January 1, 1996                            534,069       579,975

Note   payable,   secured  by  real   estate,
interest  at 8%,  with  monthly  payments  of
$6,197  and final  payment  of  $572,494  due
October 1, 1996                                         589,848       614,118

Note  payable,  secured  by  stock  and  note
receivable,  interest at prime plus 1% (10%),
with monthly installments of $5,556 and final
payment of $163,047, repaid January 1, 1996                   -       204,184

Note payable,  secured by stock,  interest at
9.5%, with payment due June 1, 1996                      43,399             -

Note  payable,  secured  by note  receivable,
interest at 9.5%,  with monthly  installments
of $5,556,  with final payment due January 1,
1998                                                    111,752             -

Note   payable,   secured  by  furniture  and
fixtures, interest at prime plus 2% (10.25%),
with  monthly  installments  of $1,389,  with
final payment due February 27, 2001                      64,148             -

Note  payable,  secured  by real  estate  and
mortgage  servicing rights,  interest only at
prime  plus  4%  (12.25%),  with  payment  of
$150,000  due  September  30,  1996 and final
payment of $200,000 due March 29, 1998                  350,000             -

Note  payable,  secured by servicing  rights,
interest only at prime plus 4% (12.25%), with
final  payment of $400,000 due  September 30,
1996                                                    400,000             -
                                                    -----------     ---------
                                                    $13,412,419     5,155,636
                                                    ===========     =========

                    ADVANCED FINANCIAL, INC. AND SUBSIDIARIES

                             March 31, 1996 and 1995

(5)  Notes Payable (Continued)

     Substantially all of the Company's mortgage loans held for sale, mortgage loans held for investment and servicing rights (both purchased and originated), and property and equipment are pledged to secure the notes payable.

     Scheduled maturities of long-term debt, including borrowings under lines of credit, are:

                        1997                       $12,562,918
                        1998                           468,581
                        1999                           237,414
                        2000                           129,000
                        2001                            14,506
                                                   -----------
                                                   $13,412,419
                                                   ===========

     The Companys $17 million line of credit described above contains restrictive covenants which, among other things, requires AFI to maintain stockholders equity of at least $2.25 million and meet certain cash flow ratios, as defined by the lending agreement. AFI obtained waivers for noncompliance with these covenants at March 31, 1996. This line matures August 16, 1996 at which time management expects it to be renewed, although there is no assurance to that effect. Additionally, certain other indebtedness, aggregating $534,069 at March 31, 1996, matured during the fourth quarter of fiscal 1996. The Company expects to satisfy such indebtedness with the sale of servicing rights (see note 2).

(6)  Participation Agreements

     Prior to 1995, the Company entered into contractual arrangements known as participation agreements with both related and unrelated parties. Under the terms of those agreements, the participants received a portion (generally 75%) of the underlying cash flows resulting from the Company's servicing of certain identified mortgage loans. For purposes of the agreements, cash flow was defined as gross revenues (service fees and ancillary income) less a contractually pre-determined cost to service the loans. If the underlying servicing was sold by the Company, the participants received their pro-rata portion of the sale proceeds. The Company did not guarantee the participants a rate of return on their investment, and the Company had no contractual obligation to repurchase the participants' interests.

     Amounts received by the Company from the parties to the participation agreements were recorded as obligations under participation agreements. To determine an interest rate on the obligation, the Company estimated the future cash flows to be paid to the participants and discounted those estimated future cash flows at a rate so that their present value equaled the amount paid by the participant. Interest expense was recorded on the accrual method, and actual payments to the participants were applied to reduce the Company's recorded obligation. If estimates of future cash flows to be paid to participants changed, the effective interest rate was revised and interest expense was adjusted, as necessary, on a prospective basis. During fiscal 1995, the Company repaid obligations under participation agreements by either selling the underlying servicing and remitting the participants' portion of the proceeds from sale, or by settling the remaining obligation with Company funds. The Company recorded a noninterest bearing account payable of approximately $269,000 as of March 31, 1995, of which $207,709 was due to related parties, for the participants pro-rata portion of the settlement proceeds and, therefore, no remaining obligation under participation agreements existed at March 31, 1995. These payables were settled in August 1995.

                    ADVANCED FINANCIAL, INC. AND SUBSIDIARIES

                             March 31, 1996 and 1995

(6)  Participation Agreements (Continued)

     The following table summarizes the participation activity during the fiscal year ended March 31, 1995:


                                           Related parties    Unrelated parties
                                           ---------------    -----------------

     Balance at March 31, 1994              $   211,138             246,403
     Amounts borrowed under
       participation agreements                       -                   -
     Accrual (refund) of interest                (9,120)             39,583
     Payments or payable to participants       (202,018)           (285,986)
                                            -----------           ---------
     Balance at March 31, 1995              $         -                   -
                                            ===========            ========

     Effective interest rate:
      During the year                                 -%                 25
      End of year                                     -                   -

(7)  Capitalized Lease Obligations

     The Company has entered into various capital lease agreements, relating primarily to computer equipment and furniture. The future lease payments as of March 31, 1996 are as follows:

                           Year                     Amount
                           ----                     ------
                           1997                   $  260,403
                           1998                      173,375
                           1999                       13,815
                                                  ----------
                  Total future lease payments        447,593

                  Less amounts representing
                    interest at rates ranging
                    from 7% to 10%31,928              31,928
                                                  ----------
                                                  $  415,665
                                                  ==========

     The Company has entered into various operating lease agreements for branch locations. The operating lease expense for fiscal 1996 and 1995 was approximately $283,000 and $77,000, respectively. Most of the operating leases are short-term in nature. Management expects to renew most of such leases in the normal course of business and, accordingly, future commitments under operating leases is not expected to be less than 1996.

(8)  Capital Stock

     On June 4, 1992, the Company completed the offering of 400,000 units at an offering price of $4 per unit. In connection with the offering, the Company issued warrants to acquire 40,000 units to the underwriter. The underwriter's warrants are exercisable until June 1, 1997 at an exercise price of $6.60. Each unit consisted of one share of Series B preferred stock, one Class A warrant and one Class B warrant. The preferred stock bears a 10.5% cumulative dividend rate, and is redeemable at the option of the Company upon payment of one share of common stock plus all unpaid dividends. The Class A warrants entitled the holder to purchase one share of the Company's common stock for $3.50 until December 4, 1993, at which time the warrants expired. The Class B warrants entitle the holder to purchase one share of the Company's common stock for $10 until December 4, 1996, at which time they expire. The warrants are redeemable at the option of the Company, at which time the holders of the warrants may exercise their right to acquire common stock as described above.

                   ADVANCED FINANCIAL, INC. AND SUBSIDIARIES

                             March 31, 1996 and 1995

(8)  Capital Stock (Continued)

     On March 29, 1993, the Company completed the offering of 900,000 shares of common stock at an offering price of $4.25 per share. In addition, the Company issued warrants to acquire 100,000 shares of common stock to the underwriter. The warrants are exercisable until March 29, 1998 at an exercise price of $5.95.

     On September 2, 1994, the Company issued 10,000 shares of common stock valued at $1.87 per share (market value at the date of the transaction), in exchange for professional services performed for the Company. Additionally, on December 20, 1994, the Company issued 62,500 shares of common stock valued at $1.18 per share (market value on the date of the transaction), in exchange for a 10% interest in Home Real Estate Services of Lincoln, Inc.
     (Home) (see note 12).

(9)  Stock Option Plans

     The Company has key employee option and incentive stock option plans. Options to acquire common stock are granted, at fair market value, on the date of grant and expire in 2001 through 2006; 2,000,000 shares of common stock have been reserved for issuance under the plans. The following schedule sets forth information regarding option activity under these plans:
                                           Number               Option price
                                           ------               ------------

    Outstanding at March 31, 1994         540,750                $4.00-4.25
    Granted                                77,400                 1.31-2.25
    Canceled                              (16,250)                1.50-4.25
                                          -------
    Outstanding at March 31, 1995         601,900                 1.31-4.25
    Granted                               663,991                  .81-1.25
    Canceled                              (12,000)                1.31-4.25
                                          -------
    Outstanding at March 31, 1996       1,253,891                  .81-4.25
                                        ---------

     As of March 31, 1996, 796,000 of the above options were exercisable.

     On February 15, 1996, the Company entered into consulting agreements with four companies. Under the terms of each agreement, the Company is to be provided with financial and public relations services, including advice concerning marketing surveys, investor profile information, methods of expanding investor support and increasing investor awareness of the Company and its products and services. The term of each consulting agreement is six months, commencing on February 15, 1996. As compensation for each consultants services, the Company has granted options to purchase 1,000,000 shares of common stock to the consultants at an exercise price of $.50 per share. Such options expire during fiscal 1997. The Company received approximately $45,000 in consulting services during 1996, which has been reflected as an expense and an increase in paid-in capital in the accompanying balance sheet. Options to acquire 380,000 shares were exercised subsequent to March 31, 1996, and has been reflected as a receivable from related party and an increase to stockholders equity of $190,000 in the accompanying 1996 financial statements.

                    ADVANCED FINANCIAL, INC. AND SUBSIDIARIES

                             March 31, 1996 and 1995

(10)  Income Taxes

     The components of income tax expense (benefit) for the years ended March 31, 1996 and 1995 are as follows:

                                           1996              1995
                                           ----              ----

              Current                     $     -           (19,292)
              Deferred                     49,350          (831,476)
                                          -------          --------
                                          $49,350          (850,768)
                                          =======          ========

              Federal                     $40,517          (698,935)
              State                         8,833          (151,833)
                                          -------          --------
                                          $49,350          (850,768)
                                          =======          ========

     The reasons for the difference between actual income tax expense (benefit) and expected income tax benefit at the statutory federal income tax rate (34%) are as follows:
                                            1996                1995
                                            ----                ----
     Expected income tax benefit
       at statutory rate                $(1,065,977)         (1,636,850)
     State income taxes, net               (140,094)           (226,849)
     Amortization of excess cost over
       fair value of assets acquired          17,242             18,010
     Change in valuation allowance         1,183,660          1,064,755
     Other, net                               54,519            (69,834)
                                        ------------          ---------
     Actual income tax expense (benefit $     49,350           (850,768)
                                        ============          =========

     The tax effects of temporary differences that give rise to the significant portions of the deferred tax assets and liabilities at March 31, 1996 and 1995 are as follows:

                                                 1996              1995
                                                 ----              ----
     Deferred tax assets:
      Net operating loss carryforward        $1,893,261          1,346,715
      Valuation reserves                        165,579             30,600
      Basis difference in purchased
       mortgage servicing rights                343,481             51,494
      Deferred state taxes                      307,535            193,255
      Other                                       2,383              7,356
                                             ----------          ---------
       Total deferred tax assets              2,712,239          1,629,420

     Valuation allowance                     (2,052,741)          (869,081)
                                             ----------          ---------
       Net deferred tax assets                  659,498            760,339
                                             ----------          ---------
     Deferred tax liabilities:
      Basis difference in excess cost
       over fair value of assets acquired      (178,432)          (195,674)
      Basis difference in fixed assets          (37,330)           (37,495)
      Deductible prepaid expenses                (3,664)           (30,537)
      Other                                         (72)            (6,633)
                                             ----------           --------
       Total deferred tax liabilities          (219,498)          (270,339)
                                             ----------           --------
       Net deferred tax asset                $  440,000            490,000
                                             ==========           ========

                    ADVANCED FINANCIAL, INC. AND SUBSIDIARIES

                             March 31, 1996 and 1995

(10)  Income Taxes (Continued)

     The Company has net operating loss carryforwards of approximately $5.6 million as of March 31, 1996. These net operating losses will expire in the years ended March 31, 2009 through March 31, 2011.

     Total deferred tax assets of $2,712,239 consist primarily of the benefit of the net operating loss carryforward. Management has established a valuation allowance of $2,052,741 to reduce the total deferred tax asset to an amount which management believes will, more likely than not, be realized. As of March 31, 1996, the Company has no recoverable income taxes previously paid. In determining the amount of the valuation allowance, management has relied on a tax-planning strategy whereby management intends, if necessary, to sell its purchased mortgage servicing rights portfolio to allow realization of the deferred tax asset that has been recognized. An unrealized gain exists in the Companys purchased mortgage servicing rights portfolio which may be recognized through the sale of such servicing rights. Therefore, management believes that it is more likely than not that the $440,000 deferred tax asset will be realized.

(11)  Property and Equipment

     Property and equipment consisted of the following at March 31, 1996 and 1995:

                                                   1996            1995
                                                   ----            ----

                Land                             $ 300,000        300,000
                Building                           905,344        901,288
                Furniture and fixtures             387,965        385,046
                Office and computer equipment      930,667      1,005,106
                Automobile                           5,331          5,331
                                                 ---------      ---------
                                                 2,529,307      2,596,771

                Accumulated depreciation           810,952        614,254
                                                ----------      ---------
                                                $1,718,355      1,982,517
                                                ==========      =========
 (12)  Other Investment

     The Companys other investment represents a 10% common ownership interest and a noninterest bearing note receivable, which has been discounted so as to yield 9% to the Company, from Home, a related party. This investment results from the issuance of 62,500 shares of the Companys stock and the sale of substantially all of the assets of Century Realty in December 1994. Century Realty was purchased from a director of the Company in August 1994 for $20 and the assumption of $210,000 of debt.

     Home is a residential real estate brokerage company located in Lincoln, Nebraska. The Companys investment in Home is accounted for at cost of approximately $125,000, and the balance of the note receivable at March 31, 1996, which matures on January 1, 1998, was $112,336.

                    ADVANCED FINANCIAL, INC. AND SUBSIDIARIES

                             March 31, 1996 and 1995

(13)  Contingencies

     In March 1994, the Company was named in a lawsuit filed by two former stockholders and officers of the Company. The lawsuit alleges that the Company breached an employment contract and violated securities laws, delaying the ability of these former officers from selling common stock of the Company owned by them, resulting in alleged losses of $200,000 and $300,000, respectively. The parties to the litigation are currently negotiating the terms of a proposed settlement. No definitive settlement agreement has been agreed upon. Included in other assets at March 31, 1996 is a $214,815 note receivable from one of the former officers which is unsecured, bears interest at 8% and was due December 30, 1992. The validity of this note is the subject of concurrent litigation.

     In connection with a review of the Companys servicing operation by Federal Home Loan Mortgage Company (FHLMC), the Company was advised in January 1996 that unreconciled shortages existed in certain bank accounts used to accumulate funds related to loans serviced by the Company for FHLMC. The Company was advised that the shortage approximated $600,000 and that such amounts should either be researched and resolved or otherwise paid by the Company. Approximately $255,000 of such shortage has been identified and is reflected in accounts payable and accrued expenses in the Companys consolidated balance sheet at March 31, 1996. Management believes that the remaining amount claimed by FHLMC is claimed in error or relates to servicing performed by previous owners of the servicing rights and is therefore recoverable from those servicers.

(14)  Fair Value of Financial Instruments

     SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," and SFAS No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments," require that the Company disclose estimated fair values for its financial instruments. Fair value estimates have been made as of March 31, 1996 based on the current economic conditions, risk characteristics of the various financial instruments and other subjective factors.

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

          Cash and cash equivalents - The carrying amounts approximated fair value because of the short maturity of these instruments.

          Mortgage loans held for sale - The fair values of loans determined by outstanding commitments from investors or current investor yield requirements calculated on an aggregate basis.

          Mortgage loans held for investment - The carrying amounts approximated fair value since carried at lower of cost or market.

          Note payable - The fair values of the notes payable are estimated based on discounted values of contractual cash flows using rates currently available for similar loan types.

     The estimated fair value and carrying value of the Companys financial instruments are as follows at March 31, 1996:

                                         Carrying value       Fair value
                                         --------------       ----------
     Financial assets:
       Cash                                  $585,643             586,000
       Mortgage loans held for sale        10,110,747          10,141,000
       Mortgage loans held for investment      94,932              95,000
     Financial liabilities:
       Notes payable                       13,412,419          13,441,000

                                PART II
                INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

     The following table sets forth the various expenses in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimable except the Commission registration fee. Such expenses will be paid by the Company. None of these expenses will be paid by the Selling Stockholders.

         Registration fee. . . . . . . . . . . . $ 1,379.00
         Printing expenses . . . . . . . . . . . $ 1,000.00
         Accounting fees and expenses. . . . . . $ 2,000.00
         Legal fees and expenses (other than
          Blue Sky). . . . . . . . . . . . . . . $15,000.00
         Blue Sky fees and expenses. . . . . . . $ 1,000.00
         Miscellaneous . . . . . . . . . . . . . $   -0-

              Total. . . . . . . . . . . . . . . $20,379.00

Item 14.  Indemnification of Directors and Officers.

     A. The Delaware General Corporation Law, under which the Registrant is incorporated, gives a corporation the power to indemnify any of its directors, officers, employees, or agents who are sued by reason of their service in such capacity to the corporation provided that the director, officer, employee, or agent acted in good faith and in a manner he believed to be in or not opposed to the best interests of the corporation. With respect to any criminal action, he must have had no reasonable cause to believe his conduct was unlawful.

     B. The Company's Certificate of Incorporation provides for indemnification of officers and directors as follows:

          Each person who was or is made a party or is threatened to be made a party or is involved in any action, suit or proceeding, whether civil, criminal administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in paragraph (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors of the Corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition: provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities

     Since April 1, 1993, sales of unregistered securities were made as follows:

                                        NO. OF
                        DATE            SHARES        CONSIDERATION
                        ----            ------        -------------

COMMON STOCK           8/13/93          48,000        Services
                                                       rendered

                       8/13/93           7,500        Purchase of
                                                      Continental
                                                       Mortgage
                                                       Services,
                                                       Inc.

                       9/2/94           10,000        Services
                                                       rendered

                     12/20/94           62,500        Purchase of
                                                       Home Real
                                                       Estate

                      6/13/96          130,000         Cored
                                       (exercise of     Capital
                                        options)        Corp.

                      6/13/96          250,000         Ocean
                                       (exercise of     Marketing
                                        options)        Corp.

OPTIONS TO PURCHASE COMMON STOCK

                                        NO. OF
NAME                        DATE        SHARES      CONSIDERATION
- ----                        ----        ------      -------------

Lance Hutchinson           5/3/95      125,000      Marketing services

Butch Gordon              12/1/95        2,500      Consulting services

Cored Capital Corp.       2/15/96      250,000      Consulting services

Affiliated Services       2/15/96      250,000      Consulting services

Pyramid Holdings, Inc.    2/15/96      250,000      Consulting services

Ocean Marketing
 Corporation              2/15/96      250,000      Consulting services

First Mortgage
 Investment Corp.         3/31/96      100,000      Part of financing
                                                      transaction

     With respect to the sale of unregistered securities as described above, the Company relied upon the exemptions afforded by Section 4(2) of the Securities Act of 1933. None of the sales were made to officers, directors or affiliates. Each security is restricted, contains a restrictive legend, and requires a legal opinion as to compliance with Rule 144 before a transfer may take place.

Item 16. Exhibits.

         See Exhibit Index filed herewith.


Item 17. Undertakings.

         The undersigned Registrant hereby undertakes:
         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement;

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions (see Item 15 above), or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shawnee, Kansas on August 19, 1996.


                                         ADVANCED FINANCIAL, INC.


                                         By:  /s/William E. Moffatt
                                            -----------------------------------
                                              WILLIAM E. MOFFATT
                                              President



                                                 POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Norman L. Peterson his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits and schedules thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully ratifying and confirming all that said attorney-in-fact and agent or their substitutes or substitute may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


    Signature                      Title                   Date
    ---------                      -----                   ----

/s/Norman L. Peterson
- ------------------------     Chairman, Treasurer,
Norman L. Peterson            Director                 Aug. 19, 1996


/s/William E. Moffatt         President, Director      Aug. 19, 1996
- -------------------------


/s/William B. Morris          Secretary, Director      Aug. 16, 1996
- -------------------------
William B. Morris

    Signature                      Title                   Date
    ---------                      -----                   ----
/s/Steven J. Peterson         Sr. Vice President,
- -------------------------     Director                 Aug. 16, 1996
Steven J. Peterson


/s/Mark J. Peterson           Vice President,
- --------------------------    Director                 Aug. 20, 1996
Mark J. Peterson


/s/Deborah K. Towery          Chief Financial Officer,
- --------------------------    Chief Accounting
Deborah K. Towery             Officer                  Aug. 19, 1996


- --------------------------    Director                 Aug.     , 1996
Thomas S. Lilley


- --------------------------    Director                 Aug.     , 1996
James L. Mullin, II


- --------------------------    Director                 Aug.     , 1996
Thomas G. Schleich

                                  EXHIBIT INDEX
                                       TO
                       REGISTRATION STATEMENT ON FORM S-1
                            ADVANCED FINANCIAL, INC.
                            ------------------------

3.1      Certificate of Incorporation of Registrant(1)

3.2 Certificate of Amendment to the Certificate of Incorporation of Registrant(1)

3.3      Bylaws of Registrant(1)

4.0 Certificate of Designation, Preferences, Rights and Limitations of Series "B" Proposed Stock(1)

4.1 Specimen Stock Certificate of $.001 par value common stock(1)

4.2      Form of Class B Warrant(1)

5.1      Proposed Form of Opinion of Counsel regarding legality(1)

10.1     Consulting Agreement between Registrant and Cored
         Capital Corporation(1)

10.2     Consulting Agreement between Registrant and Affiliated
         Services, Inc.(1)

10.3     Consulting Agreement between Registrant and Pyramid
         Holdings, Inc.(1)

10.4     Consulting Agreement between Registrant and Ocean
         Marketing Corporation(1)

24.1     Consent of counsel(2)

24.2 Consent of KPMG Peat Marwick, LLP, certified public accountants(2)


(1)      Filed previously.

(2)      Filed herewith.